







LandAmerica



LandAmerica Financial Group Inc


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GENERAL STORE


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DEDICATED TO REAL ESTATE SERVICES


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INER

TABLE OF CONTENTS

About the Company

Headquartered in Richmond, Virginia, LandAmerica provides products and services used to facilitate the purchase, sale, transfer, and financing of residential and commercial real estate. LandAmerica issues title insurance policies through various title insurance subsidiaries, including three principal underwriters:

- **Commonwealth Land Title Insurance Company**
- **Lawyers Title Insurance Corporation**
- **Transnation Title Insurance Company**

In addition to providing title insurance, LandAmerica also provides a range of other products and services for residential and commercial real estate transactions including title search, examination, escrow and closing. Home inspections and warranties are available for residential real estate transactions. For commercial real estate transactions, the company provides a broad range of specialized services that includes property appraisal and valuation, building and site assessments and other due diligence services, survey coordination, construction disbursement and coordination of national, multi-state transactions. Specialized services, such as real estate tax processing, flood zone certifications, consumer mortgage credit reporting, default management services and mortgage loan subservicing, are provided primarily to mortgage lending customers. LandAmerica and its subsidiaries operate over 800 company-owned offices and through a network of 10,000 active agents in the United States, Mexico, Canada, Europe, the Caribbean, and Latin America.

FINANCIAL HIGHLIGHTS

In millions of dollars, except market price and per share data

	2004	2003	2002
Revenues	**$3,522.1**	$3,406.0	$2,586.6
Net Income	**$ 146.3**	$ 192.1	$ 149.4
Total Assets	**$3,290.0**	$2,721.6	$1,910.8
Shareholders' Equity	**$1,151.1**	$1,044.5	$ 863.6
Per Common Share Amounts			
Net Income	**$ 8.07**	$10.43	$ 8.10
Net Income Assuming Dilution	**$ 8.01**	$10.31	$ 8.04
Shareholders' Equity	**$64.09**	$55.51	$47.07
Market Price on December 31	**$53.93**	$52.26	$35.45
52-Week Price Range:			
High	**$57.73**	$53.18	$38.30
Low	**$35.51**	$35.50	$25.25

To Our Shareholders

LandAmerica turned in another strong performance for 2004 as our total revenues held steady at just over $3.4 billion. Highlights from 2004 also include net income of $146.3 million, shareholders' equity of $1.15 billion, diluted earnings per share of $8.01, and we became a *Fortune 500* company.

In addition, in 2004 *Fortune* magazine recognized LandAmerica on its list of *"Most Admired Companies,"* based on measurements that include innovation, quality of products, services and management, employee talent, financial soundness, use of corporate assets, long-term investment and social responsibility. As a company committed to living by our Guiding Principles (see inset), we are particularly proud of this accomplishment.

LANDAMERICA'S GUIDING PRINCIPLES

Grounded by our Guiding Principles, LandAmerica is committed to offering comprehensive, reliable, and respected services available to the real estate transaction services customer.

DRIVE FOR EXCELLENCE

Customer Satisfaction
Continuous Improvement
Pursuit of Ideas

PERSONAL VALUES

Integrity
Respect for the Individual

MANAGEMENT PRACTICES

Clear Goals and Objectives
Frequent and Open Communication
Employee Development
Teamwork
Responsible Corporate Citizenship

MARKET ENVIRONMENT

Many predicted 2004 would be a much tougher year than the record-breaking year before. Interest rates fluctuated throughout 2004 with a general up-tick based on a strengthening economy and the actions of the Federal Reserve, which reduced overall mortgage volumes. Compared to 2003 levels, residential refinance activity declined; however, the buy/sell side of the business remained strong and commercial real estate activity levels increased.

We believe that our industry has good long-term dynamics founded on the strength of the U.S. real estate market. Strong demographic trends such as household growth, baby boomers moving into peak income and home buying years, and immigrants pursuing the American dream of homeownership bode well for our residential business, and continued strength in the economy will help our commercial activities.

Our long-term objective is to enhance our position as a premier provider and manager of integrated real estate transaction services while maximizing our profitability throughout the real estate market cycle. To accomplish this objective, we are pursuing various business initiatives designed to broaden our market position and provide the framework for enhancing growth and maximizing profitability.

MARKET SHARE FOCUS

We seek to increase our share of the market by expanding our array of real estate transaction products and services and increasing the distribution channels through which they are offered. We continue to transition from a provider of title insurance and closing services to becoming more of a single-source provider of multiple products and services required in real estate transactions. We also seek to increase our presence by opening new offices or acquiring new businesses in markets with the potential for significant transaction volume and we actively recruit and retain experienced industry professionals who can leverage strong customer or community relationships in the pursuit of new business.

DELIVERING SUPERIOR SERVICE

To better align our company with customer needs as well as enhance opportunities for improving customer service, in early 2004 we reorganized our company with a focus on our Residential, Commercial, Agency and Lender Service customers.

In 2004, LandAmerica Residential Services launched a Superior Service Guarantee. Offered in most Residential Services offices, the Superior Service Guarantee supports our effort to make the real estate settlement process easy and efficient for customers. It states: If a customer is not satisfied with our service or any portion of their settlement experience, we will promptly refund their escrow fee.

For commercial real estate customers, we've continued to expand our portfolio of solutions and the Commercial Services office network. LandAmerica Commercial Services provides a single point of contact for a comprehensive array of services beyond title and closing that includes property appraisal and valuation, building and site assessments and other due diligence services, survey coordination, construction disbursement, tax-deferred real property exchanges under Section 1031 of the Internal Revenue Code, and Uniform Commercial Code products insuring personal property.

In 2004, Agency Services launched AgentXtra℠, a program of diverse business and marketing solutions designed to support the day-to-day operations of our agents around the country. Lender Services introduced LenderXtra℠, and its online component, LenderXtraOrder™, to provide lender customers the opportunity to create custom packages of services based on their needs. Lender service packages may include real estate tax processing, flood zone certifications, consumer mortgage credit reporting, default management services, and mortgage loan subservicing.

In the last year, LandAmerica has organized all of its Shared Resources to provide direct support to our customer-focused operations by deploying specialists to the business management in each of our six geographic regions. We continued the centralization of title production and process improvement as well as the development and implementation of an enterprise-wide sales methodology.

EFFECTIVE CAPITAL UTILIZATION

Strategic acquisitions allow us to achieve greater market penetration and broaden our real estate transaction services offerings. During 2004, we added 27 new companies to our family, expanding our core title business in the important California market as well as in Florida, Michigan, Colorado, Missouri and Virginia. We also deepened our commitment in the home inspection, commercial assessment, credit services, flood services and default services businesses, and we expanded into the home warranty and mortgage subservicing businesses.

OPERATING REVENUES
Years Ended 2000-2004
($ in millions)



1751.3
2119.5
2533.6
3345.4
3444.5
00
01
02
03
04



SHAREHOLDERS' EQUITY
Years Ended 2000-2004
($ in millions)



664.1
727.5
863.6
1044.5
1151.1
00
01
02
03
04





Stock repurchases also provide solid returns, and with dividends serve to balance the overall effective utilization of capital. Since early 1999, we have repurchased 3.8 million shares at an aggregate cost of $116.5 million or $30.48 per share. Dividends also provide steady returns to shareholders as the quarterly dividend rate has been increased from $0.05 per share in 2002 to $0.15 per share today.

LEADERSHIP TRANSITION

In late 2004, the Board of Directors elected to separate the roles of Chairman and Chief Executive Officer, effective January 1, 2005. To that end, Charlie Foster continues in his role as Chairman of the Board and Ted Chandler now serves as President and Chief Executive Officer.



During Charlie Foster's 14-year leadership as CEO, LandAmerica grew dramatically—from a relatively small title insurance carrier with operating revenues of about $400 million into what is today an over $3.4 billion, *Fortune 500* company.

For 11 of those years, he worked side-by-side with Jan Alpert, as President and then Vice Chair. This unique executive partnership has been the catalyst for LandAmerica's success ever since Charlie named Jan President in 1993.

After a 35-year career, Jan Alpert retired at the end of 2004. Jan began her career with Lawyers Title in California as a senior clerk typist. By 1978, she had moved to the company headquarters in Richmond to direct the national division as a vice president. Ten years later, Jan began a series of "firsts" as she became the company's *first* female Senior Vice President in 1988, the *first* female Executive Vice President in 1989, and the *first* female President in 1993. An icon in the industry, we salute Jan's years of service and thank her for her passion, commitment and expertise, and we look forward to Charlie and Jan's continued contributions as members of our Board of Directors.


INCOME vs. CASH FLOW
Years Ended 2000-2004
($ in millions)
92.8
(80.8)
60.3
138.2
149.4
236.4
192.1
317.7
146.3
256.6
00
01
02
03
04
Cash Flow from Operations
Pro Forma Net Income
*Includes after-tax charge of $113.8 million for write-off of goodwill

SPECIAL THANKS

The credit for LandAmerica's overall success goes to our employees, who always do such an outstanding job serving our customers and assisting our leaders in producing exceptional results. Since becoming a public company in 1991, LandAmerica's stock has increased over 650%—and that would not be possible without our dedicated, talented and conscientious workforce.

LandAmerica remains committed to delivering value to our shareholders. As the demands of our customers and the real estate industry continually evolve, we have embarked on a series of strategic changes and initiatives that have required the support of our customers, agents, shareholders, and employees. We thank you all for contributing to our success through your continued partnerships and, with Ted as CEO, the new leadership intends to exert similar drive and energy toward future success.

Charles H. Foster, Jr.
Chairman of the Board

Janet A. Alpert
Vice-Chair

Theodore L. Chandler, Jr.
President and Chief Executive Officer



(left to right) Alpert, Chandler, Foster

Agency Services

LandAmerica relies on our network of more than 10,000 agents for the provision of title and closing services to residential and commercial customers. LandAmerica's agents are located predominantly in the eastern United States, and are primarily independent title companies and real estate attorneys. In 2004, agent revenue represented almost 56.8% of our total operating revenue.







While we have always provided a wide range of business support and title production services to our agents, in 2004 LandAmerica Agency Services formalized and enhanced our commitment to agents by introducing the AgentXtra℠ Program. AgentXtra℠ is a diverse offering of customized business and marketing solutions to support day-to-day business operations for our agents.

Programs available through AgentXtra℠ range from employee recruiting assistance to provision of employee benefits, Errors & Omission insurance to multi-state licensing, escrow reconciliation to co-op marketing. That, combined with the processing efficiency and strength of more than 30 title production centers located nationwide, means we provide our agents the tools they need to increase their productivity and profitability.

As part of the AgentXtra℠ Program, LandAmerica also introduced XtraOrder™, our electronic order and delivery platform that provides our agents the capability to give their customers fast and easy access to title commitments, endorsements, recording, appraisals, credit reports, flood certification, tax services and default services.

Residential Services

Residential Services offers a nationwide focus on providing residential real estate transaction services. LandAmerica residential customers include real estate brokers and agents, local mortgage lenders and brokers, real estate attorneys and their clients, builders, developers, and consumers involved in the purchase, sale or refinancing of real estate.

With more than 800 locations nationwide, Residential Services offices are primarily identified with the company's three major title insurance underwriters: Commonwealth, Lawyers Title and Transnation. Core business in Residential Services focuses on title and escrow delivered through branch offices on a local basis. While most transactions in this channel are residential in scope, these offices also manage local commercial transactions and lender relationships.

In 2004, LandAmerica developed and implemented a Superior Service Guarantee for most of our Residential Services branch offices. As part of our customer-focused strategy, the Superior Service Guarantee provides for the refund of the escrow fee when a residential customer is not satisfied with our service or any portion of the settlement experience. The escrow fee, also known as a closing fee, is separate and distinct from premiums paid for title insurance policies, and is refunded to the customer within three days of notification.

Along with our commitment to Superior Service, LandAmerica is also focused on continuing to provide a wider range of services relevant to the residential customer. In 2004, Residential Services added Buyers Home Warranty Company, an innovative provider of home service contracts, and expanded our InspecTech property inspection division through the acquisition of seven home inspection providers.







  

Commercial Services

LandAmerica Commercial Services is focused on the commercial real estate transaction customer doing business locally, nationally, and outside the continental United States. Commercial customers include attorneys and their clients, builders and developers, corporate real estate departments, real estate investors, and lenders making commercial loans.

Along with the core business of title and closing, Commercial Services also provides a broad range of specialized services that include property appraisals and valuation, building and site assessments, as well as other due diligence services, survey coordination, construction disbursement, tax-deferred "1031" real property exchanges, and Uniform Commercial Code products insuring personal property.

LandAmerica Commercial Services uses the combined capital position of our three principal title underwriting subsidiaries—Commonwealth, Lawyers Title, and Transnation—to underwrite large commercial policies and facilitate the coordination of national, multi-state transactions. By delivering such a broad portfolio of solutions through a single point of contact, LandAmerica is involved with its commercial customers earlier, longer and throughout the transaction cycle.

In 2004, Commercial Services aligned its local commercial offices with its national commercial offices, and now employs more than 900 commercial transaction specialists in 45 offices in 27 strategic markets. Future plans for LandAmerica Commercial Services include increasing the application of web-based technology to facilitate work flow and collaboration with customers, as well as continuing to expand client services.

Lender Services

Lender Services is comprised of LandAmerica companies focused on meeting the origination and servicing needs of residential mortgage lenders. Lender Services customers are primarily national and larger regional lenders seeking a range of solutions—in many cases, bundled—related to the purchase, sale or refinancing of residential real estate.







For mortgage loan origination, LandAmerica provides consumer mortgage credit reporting, flood zone certification, and coordinated title, closing and escrow services. For mortgage loan servicing, LandAmerica offers real estate tax payment services, mortgage loan subservicing and a wide range of default services—including REO management, foreclosure and bankruptcy services, and lien reconveyance.

In 2004, LandAmerica acquired two companies that will provide added strength to our Lender Services portfolio—LoanCare Servicing Center, Inc., a large loan subservicing company, and 3Arch Financial Services Corporation, an addition to our Default Services group that expands our presence in California and New York.

Also during the year, LandAmerica Lender Services introduced the LenderXtra℠ Program, a flexible approach to product bundling that allows national lenders to create customized service packages, and LenderXtraOrder™, the online component of LenderXtra that allows real-time instant price quotes and order conversion for bundled lender services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's long-term goal is to enhance its position as one of the largest providers of real estate transaction services. To accomplish this objective, the Company has expanded its operations through internal growth and selective strategic acquisitions. The Company's business operations are organized under three primary business segments: Title Insurance, Lender Services and Financial Services. Other operating business segments not required to be reported separately are reported in a category called Corporate and Other. These groupings of business operations are consistent with the way the Company's management views its business results and consistent with Financial Accounting Standards Board Release No. 131, Disclosures about Segments of an Enterprise and Related Information.

The Company's dominant business operation continues to be its Title Insurance segment, which accounted for 93.9% and 97.4% of the Company's operating revenues in 2004 and 2003, respectively.

TITLE INSURANCE

The Company's Title Insurance segment is influenced by the level of real estate activity and the cost and availability of mortgage funds. The demand for the Company's title insurance products and services is dependent upon, among other things, the volume of residential and commercial real estate transactions, including mortgage refinancing transactions. The volume of these transactions has historically been influenced by factors such as interest rates and the state of the overall economy. For example, when interest rates are increasing or during an economic downturn or recession, real estate activity typically declines and the Company experiences lower revenues and profitability. The cyclical nature of the Company's business has caused fluctuations in revenues and profitability in the past and is expected to do so in the future. Prior to 2002, the Company also experienced seasonality within a particular year. Due to the historically low interest rates in the last three years, the Company's results have not followed their typical seasonal patterns. The Company anticipates that its normal seasonality will return in future periods. See "Cyclicality and Seasonality" below.

The Company's Title Insurance segment revenues include title insurance premiums, escrow fees and fees for other ancillary services. Premiums and fees are determined both by competition and by state regulation. In addition, Title Insurance segment revenues are affected by the Company's sales and marketing efforts. Revenue from Company-owned title operations is recognized at the time real estate transactions close. There can be a several month delay between the time that a title order is opened and the real estate transaction closes. Consequently, expenses may be incurred related to a direct title order in advance of revenues being recognized. Operating revenues from independent agents are recognized when the Company receives notification from the agent that a policy has been issued. Agent notification typically occurs later than the closing of the real estate transaction. The delay in notification varies from year to year, from agent to agent and between regions of the country. During 2004, the Company experienced an average delay between closing and reporting by agents of approximately 125 days. The delay in notification by agents not only delays revenue recognition but may also create a significant lag between changes in general real estate activity and the impact of such changes on the portion of the Company's Title Insurance segment revenues attributable to agents.

The Company's profit margins are affected by several factors, including the volume of real estate and mortgage refinance activity, title policy type and amount. Volume is an important determinant of profitability because the Company, like any other real estate services company, has a significant level of fixed costs arising from personnel, occupancy costs and maintenance of title plants. The Company utilizes title orders opened as a forward-looking indicator of business volume. Because premiums are based on the face amount of the policy, larger policies generate higher premiums, although expenses of issuance do not necessarily increase in proportion to policy size. Cancellations affect profitability because costs incurred both in opening and in processing orders typically are not offset by fees. The Company's results are also impacted during times of increasing or decreasing volumes since the Company cannot immediately match its staffing requirements to changes in its business volumes.

The Company's largest expense is commissions paid to agents. The Company regularly reviews the profitability of its agents, adjusting commission levels or canceling certain agents where profitability objectives are not being met and expanding operations where acceptable levels of profitability are available. The Company continually monitors its operating expenses, which are the sum of salaries and employee benefits, agency commissions and other expenses (exclusive of interest, amortization and certain other items) as a percentage of operating revenues.

Generally, title insurance claims rates are lower than other types of insurance because title insurance policies insure against prior events affecting the quality of real estate titles rather than against unforeseen, and therefore less predictable, future events. See "Critical Accounting Estimates – Policy and Contract Claims" for further discussion. In addition, the Company may be subject to claims and litigation other than in the ordinary course of business. In 2004, the Company settled certain outstanding litigation resulting in a pre-tax charge to earnings of approximately $9.2 million in the fourth quarter. In addition, in 2004, the Company received requests for information and subpoenas from certain states seeking information relating to investigations of the business practices of the Company and the title insurance industry. Multiple states are specifically investigating reinsurance. The Company may receive additional requests for information and/or subpoenas in the future. The Company expects to cooperate with all such requests or subpoenas. State investigations may pose a significant challenge in 2005.

Operating revenues in 2004 were slightly lower than in 2003, reflecting reduced residential activity partially offset by increased revenue achieved through acquisitions and increased levels of commercial real estate activity. Operating revenues in 2003 benefited from record-setting levels of mortgage and refinancing activities. For fiscal year 2005, the Company expects interest rates to rise and growth to continue through acquisitions; however, as interest rates rise, the volume of residential activity is expected to continue to decline consistent with the cyclical nature of the title insurance business. As a result, operating results for the years ended 2002 through 2004 should not be viewed as indicative of results for any future period. To counter this trend, the Company has initiated a sales enhancement process to spur organic sales growth. The sales process trains the Company's sales personnel to effectively market the Company's title insurance and related products and services to its customers.

The Company continually evaluates its cost structure to optimize it for anticipated business levels. In response to declining mortgage volumes, the Company implemented a cost reduction program begun in the fourth quarter of 2003 aimed at reducing staffing and cost levels within existing operations to a level more consistent with anticipated transaction volumes. As a result, in the first quarter of 2004, the Company announced plans to further reduce its cost structure within existing operations by at least $70 million on an annualized basis. At June 30, 2004, the Company had implemented reductions to achieve at least the targeted cost savings. Although the Company's staffing and cost levels were reduced as a result of the aforementioned plans, the Company saw an overall increase in salaries and employee benefits and general and administrative expenses during 2004 primarily due to the Company's acquisitions.

In 2005, the Company will continue its evaluation and integration of acquisitions. The Company completed 10 Title Insurance segment acquisitions during 2004 and will evaluate potential acquisition opportunities as they arise.

LENDER SERVICES

The Company's Lender Services segment provides services to regional and national lending institutions which complement those offered in the Company's title insurance business. These services consist primarily of real estate tax processing and flood certification services, mortgage credit reporting, default management services, and mortgage loan subservicing. With the exception of a portion of default management, the services provided by this segment are the result of businesses acquired by the Company during 2004 and 2003. In December 2004, the Company purchased LoanCare Servicing Center, Inc. ("LoanCare"), a large mortgage loan subservicer. In October 2003, the Company entered the business of providing flood certification and real estate tax services to mortgage lenders by purchasing LandAmerica Tax & Flood Services, Inc. ("LATF"), formerly known as LERETA Corp. , one of the largest tax and flood service companies in the United States. The Company initially entered the credit information business for the mortgage lending industry through its acquisition in August 2003 of INFO1 Holding Company, Inc., a wholly-owned subsidiary of the Company's subsidiary LandAmerica Credit Services, Inc. ("LACS"). During 2004, the Company expanded the national scope of its businesses in these areas through the purchase of one flood certification business, four credit reporting businesses and one default management business.

The Lender Services segment currently realizes approximately half of its reported revenues through service revenues associated with tracking and reporting of real estate tax payments and flood zone certifications related to mortgage loans for lending institutions. The Company's servicing agreements typically call for the Company to service the mortgage loan until cancellation or sale. The lenders pay for these services at the time they add a loan to their servicing portfolio. The Company defers a significant portion of its revenue received for these services to account for the life of loan servicing aspects of the contracts. As a result, revenue reported in the financial statements represents the amortization of both current and prior service fees and is not representative of new contract sales levels. Expenses, on the other hand, are charged to the income statement as incurred and are not deferred. Thus, an understanding of the levels of deferred revenues or new contract cash received in this area is critical to understanding the relative strength of underlying business related to tax and flood services. The estimated life of loans is reviewed regularly to determine if there have been changes in contract lives and/or changes in the number or timing of prepayments, and adjusted to reflect current trends. The Company is required in certain instances to reimburse part of the fees should the lender sell the loan to another party. See further discussion in "Critical Accounting Estimates" below.

Revenues in mortgage credit reporting, default management services and loan subservicing are recognized when the report or service is delivered to the customer.

This segment has a substantial opportunity to leverage the Company's Title Insurance segment business relationships to cross-sell services to other financial institutions. A significant challenge for these businesses is their integration into the Company's overall structure without jeopardizing their current business relationships. During 2004 the Company began offering a bundled product solution, primarily to its national lender customers, which includes products offered by the Title Insurance segment and businesses included in Lender Services. The Company expects to continue expanding organically and by acquisition in this segment and by focusing on the realization of cross-selling opportunities.

FINANCIAL SERVICES

The business reported in this segment includes Orange County Bancorp and its wholly-owned subsidiary, Centennial Bank, a California industrial bank acquisition the Company made in November 2003 ("Centennial").

Centennial's primary business is the origination and bulk purchase of commercial real estate loans in the Southern California marketplace and is dependent on the viability of the commercial real estate market in Southern California. Deposits are solicited through the internet for both certificates of deposit and passbook savings accounts. As an industrial bank, Centennial does not accept demand deposits, such as checking accounts, that provide for payment to third parties. Centennial does not offer banking services such as credit cards or automated teller machines. The Company utilizes Centennial to hold a portion of its escrow deposits. The Company anticipates expanding its utilization of Centennial to facilitate escrow balance transactions.

CORPORATE AND OTHER

This group includes businesses that are not significant enough in size to be reported as separate segments, as well as the unallocated portion of the corporate expenses (including unallocated interest expense) related to the Company's corporate offices in Richmond, Virginia. The businesses reported in this group provide commercial and residential inspections, commercial appraisals and assessments, and home warranties.

The Company's assessment business is managed by the Company's LandAmerica Assessment Corporation subsidiary that was acquired in 2002 and which is headquartered in California. This business provides due diligence services to commercial customers throughout the United States, Canada, Mexico, the Caribbean and Europe. Revenue is recognized upon completion of the services to the customer.

The Company's commercial and residential inspection services are run by the Company's Inspectech, Inc. subsidiary. Its business is highly dependent on the real estate industry and the levels of residential home sales and refinancings. Inspectech, Inc. charges a flat fee for each transaction which is generally collected at the time of service.

The Company's commercial appraisal and valuation operation is run by the Company's subsidiary LandAmerica Valuation Corporation, formerly known as Land America Commercial Appraisal Corporation. Its business is highly dependent on the commercial real estate market. A fee is charged based on the type and complexity of work performed.

In September 2004, the Company purchased Buyers Home Warranty Company ("BHW"), headquartered in California, which provides and services home warranty contracts in California, Texas, Arizona, Colorado, Nevada, New Mexico and Oklahoma. Fees charged by this business are deferred upon receipt and amortized over the life of the underlying contract, which is generally one year.

CRITICAL ACCOUNTING ESTIMATES

This discussion and analysis of the Company's financial condition and results of operations is based upon the Company's accompanying Consolidated Financial Statements which have been prepared in accordance with accounting principles generally accepted in the United States. The Company considers the following accounting estimates to be critical in preparing and understanding such statements. Actual results could differ from these estimates. Significant accounting policies are disclosed in Note 1 to the accompanying Consolidated Financial Statements.

Policy and Contract Claims – In the Title Insurance segment, consistent with the requirements of FAS No. 60, a provision for estimated future claims payments is recorded at the time policy revenue is recorded. This estimate is recorded as a percentage of revenue. The payment experience of the Company and the title insurance industry extends for more than 20 years after the issuance of a policy. Due to the length of time over which claim payments are made and regularly occurring changes in underlying economic conditions, these estimates are subject to variability. The Company considers factors such as historical timing of claims reported and historical timing of claims paid over the period in which policies are effective against actual experience by year of policy issue to determine the amount of claims reserves required for each year for which policies are outstanding. The Company also considers the impact of current trends in marketplace activity, such as refinance activity which may shorten the time period a policy is outstanding, bankruptcies, and individual large claims attributable to any particular period in determining the expected liability associated with each year. Since there is an extended time period for which the Company is liable, slight changes in current claims experience can result in a significant impact in the amount of liability required for potential Incurred But Not Reported (IBNR) claims. Loss provision rates are reviewed periodically and adjusted by management as experience develops or new information becomes known. The Company's independent consulting actuaries review projections of required reserves as considered necessary during the year and at year-end. These projections are compared to recorded reserves to evaluate the adequacy of such recorded reserves, and any necessary adjustments are included in current expenses. The impact on pre-tax income of a 1 percent change in the loss rate for title operations on current year business volumes is as follows:

Increase in Loss Rate of 1%	$ (32.4) million
Decrease in Loss Rate of 1%	$ 32.4 million

Purchase Accounting and Goodwill and Long-Lived Assets Valuations – During the years ended December 31, 2004 and 2003, the Company completed 27 and 19 acquisitions, respectively. These acquisitions were intended to grow the Company's title operations and expand its real estate transaction services portfolio. As a result of these acquisitions, the Company assigned fair values to the assets and liabilities purchased and increased the amount of goodwill and other intangibles recorded on its balance sheet. The Company utilizes the services of an independent appraisal company to assist it with the allocation of purchase price to acquired assets (including goodwill) and liabilities.

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangibles, which required that the Company discontinue amortizing goodwill and begin assessing the recoverability of goodwill for each of its reporting units. Reporting units are business components of an operating segment, and goodwill is assigned to the reporting unit which benefits from the synergies arising from each business acquisition. The Company tests for the recoverability of goodwill annually or sooner if events or changes in circumstances indicate that the carrying amount of its reporting units, including goodwill, may exceed their fair values. The fair value of the reporting units is determined using cash flow analysis which projects the future cash flows produced by the reporting units and discounts those cash flows to the present value. The projection of future cash flows is necessarily dependent upon assumptions on the future levels of income as well as business trends, prospects and market and economic conditions. When the fair value is less than the carrying value for the net assets of the reporting unit, including goodwill, impairment loss may be charged to operations. Based on the Company's annual analysis, no impairment was identified for the year ending December 31, 2004. See further details in Note 18 to the accompanying Consolidated Financial Statements. The Company's intangible assets include technology, customer relations and non-competition arrangements which are all amortized over their useful lives. Pursuant to SFAS No. 142, for intangible assets that are amortizable with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include a loss of a significant customer or a change in the assessment of future operations. Based on our review for the year ending December 31, 2004, there was no impairment of intangible assets.

The Company also reviews the status of its title plants at least annually. Periodically, the Company determines that a title plant will no longer be used or has been abandoned. In those instances, the Company takes a charge to earnings when it determines that the plant has been abandoned. The Company anticipates that it may take additional charges in future periods as state and local courts and municipalities continue to automate their property records and make them available through electronic media. As part of its process of reviewing long-lived assets, during 2004 and at December 31, 2003, the Company identified 17 and 21 title plants, respectively, in the Title Insurance segment with aggregate book values of $5.0 million and $4.9 million, respectively, that will not continue to be used or maintained. Accordingly, the Company recorded impairment losses of $5.0 million and $4.9 million, respectively, which is reflected in "Write-off of Title Plants" in the accompanying Consolidated Financial Statements.

Deferred Tax Assets – Many deductions for tax return purposes cannot be taken until the expenses are actually paid, rather than when the expenses are recorded under Generally Accepted Accounting Principles ("GAAP"). In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is "more likely than not" that the Company will receive such benefits. The most significant factor in this determination is the projected future timing and amounts of taxable income. If management determines that it is no longer "more likely than not" that an asset will be utilized, the Company would record a valuation allowance which would reduce net income in the period recorded. Deferred tax assets created from tax benefits expected to be realized at December 31, 2004 and 2003 relate primarily to policy and contract claims, goodwill, pension liability, deferred service arrangements, allowance for doubtful accounts and employee benefit plans offset by deferred tax liabilities primarily related to other intangibles, unrealized gains on the Company's investment portfolio, title plants and fixed assets. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available evidence, management believes that these assets will more likely than not be realized. See Note 10 to the accompanying Consolidated Financial Statements.

Pension and Other Postretirement Benefits – The Company has pension and other retirement benefit plans covering substantially all employees. These plans are valued annually by an actuary who employs significant assumptions that are particularly important when determining our projected liabilities for pension and other postretirement benefits. Payments related to these benefits will be made by the Company over a lengthy period and the projected liability will be impacted by assumptions regarding inflation, investment returns and market interest rates, changes in the benefit obligations and laws and regulations covering the benefit obligations.

One significant assumption is the expected long-term rate of return on plan assets. A lower expected return on plan assets increases the amount of pension expense and the liability decreases as the discount rate increases. The use of expected long-term rates of return may result in recognized returns that are greater or less than actual returns in any given year. Over time the expected returns are used to approximate actual long-term returns which result in a pattern of expense recognition that more closely matches the service lives of typical employees. The Company uses long-term and actual historical returns, current and targeted asset mix and future estimates of long-term investment returns to develop its long-term return for plan assets. The Company's anticipated rate of return was 8.0% as of the 2004 valuation date. Another significant assumption in valuing the pension liability is the discount rate. In general, the liability increases as the discount rate decreases and the liability decreases as the discount rate increases. The discount rate utilized is based on rates on high quality fixed income debt instruments available at the end of each valuation period. The Company utilized a discount rate of 6.0% in determining its 2004 benefit obligations.

Changing the discount rate or long-term rate of return would result in the following impact on the pension benefit liability:

	Projected Benefit Obligation
Increase of 1% in discount rate	$(20.3) million
Decrease of 1% in discount rate	$ 23.8 million

Additionally, assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.7	$(1.5)

On October 26, 2004, the Company announced that effective December 31, 2004 it was ceasing future accruals to the retirement plan accounts of all plan participants provided in the Company's Cash Balance Pension Plan (the "Plan") other than annual interest credits on account balances. The changes impacting the Plan most significantly are fully vesting accrued benefits to participants in the Plan as of December 31, 2004, and limiting participation in the Plan to those individuals who were participants in the Plan as of December 31, 2004. (See further information in Note 12 to the accompanying Consolidated Financial Statements). As a result of the change, the Company had to adopt curtailment accounting for the Plan as specified under FAS No. 88. The curtailment resulted in the Company recording a one-time gain of approximately $4.8 million and increasing the minimum pension liability by $1.1 million at December 31, 2004.

Deferred Service Arrangements – When the Company acquired tax and flood and home warranty companies, all of their assets and liabilities were adjusted to fair value in accordance with purchase method accounting. In making these adjustments, each entity's deferred revenue account, representing amounts which had been deferred and would have been amortized over the remaining lives of the contracts for the provision of real estate tax monitoring, flood certification services, and home warranty services existing at the acquisition date, was eliminated. The deferred revenue account was replaced with an account called deferred service obligations representing the estimated fair value of the obligation to provide the required services over the remaining life of the subject contracts. This account, established as of the acquisition date, is being amortized over the remaining lives of existing contracts.

As previously noted, real estate tax monitoring, flood certification fees, and home warranty service fees received on new contracts entered into since the acquisition dates are deferred and amortized over the estimated lives of the contracts to which they relate. The sum of amortization of the "initial deferred service obligation" and amortization related to fees accrued on new contracts represent the earned fee amount for the period.

The estimated remaining contractual life for real estate tax monitoring services and flood certification services can vary depending on a number of factors including, but not limited to, type of loan, lender, credit quality of the borrower, interest rates and portfolio turnover. The Company evaluates the portfolio of loans under service quarterly to determine the appropriate portfolio life for loans under service. An increase/decrease of six months in the average service life for all loans serviced would result in the following approximate changes to revenue recognized for real estate tax and flood monitoring revenues:

	Revenue Recognized
Increase of 6 months	$(4.5) million
Decrease of 6 months	$ 4.5 million

CYCLICALITY AND SEASONALITY

The title insurance business is closely related to the overall level of residential and commercial real estate activity, which is generally affected by the relative strength or weakness of the United States economy. In addition, title insurance volumes fluctuate based on the effect that changes in interest rates have on the level of real estate activity. Periods of increasing interest rates usually have an adverse impact on real estate activity and, therefore, premium and fee revenues. Due to the historically low interest rates in the past three years, the Company's results have not followed their typical seasonal patterns. The Company anticipates that its normal seasonality will return in future periods.

Historically, residential real estate activity has been generally slower in the winter, when fewer families buy or sell homes, with increased volumes in the spring and summer. Residential refinancing activity is generally more uniform throughout the seasons, but is subject to interest rate variability. The Company's Title Insurance segment typically reports its lowest revenues in the first quarter, with revenues increasing into the second quarter and through the third quarter. The fourth quarter customarily may be as strong as the third quarter, depending on the level of activity in the commercial real estate market. Due to historically low interest rates in the last three years, the Company's results have not followed the typical seasonal patterns. In 2004, 2003 and 2002 the Company's fourth quarter revenues were stronger than the third quarter primarily due to increased activity in the commercial real estate market each year and as a result of an increase in non-title operations in 2004 and an increase in refinance activity in the residential real estate market in 2003 and 2002.

The Company's Lender Services segment has similar seasonal trending. However, due to the nature of the revenue deferrals made in this segment, as noted above, the impact on the Company's results of operations will differ. In instances where the Company receives cash in advance for services for real estate tax payment and flood certification services, the revenue is deferred and amortized ratably over the anticipated life of the loan servicing. This ratable amortization has the impact of reducing the volatility in revenue related to this segment; however, loss of a customer may accelerate recognition of revenue in certain periods, resulting in one-time volatility.

RESULTS OF OPERATIONS

OPERATING REVENUES

A summary of the Company's operating revenues at December 31 is as follows:

(dollars in millions)	2004	%	2003	%	2002	%
Title Insurance						
Direct Operations	**$1,397.9**	**40.6%**	$1,374.3	41.1%	$1,095.6	43.2%
Agency Operations	**1,837.7**	**53.3%**	1,885.5	56.3%	1,403.9	55.4%
	3,235.6	**93.9%**	3,259.8	97.4%	2,499.5	98.6%
Lender Services	**149.6**	**4.3%**	49.0	1.5%	1.9	0.1%
Financial Services	**0.7**	**0.1%**	0.1	—	—	—
Corporate and Other	**58.6**	**1.7%**	36.5	1.1%	32.2	1.3%
Total	**$3,444.5**	**100.0%**	$3,345.4	100.0%	$2,533.6	100.0%

Title Insurance – Operating revenues from direct title operations increased 1.7 percent in 2004 from 2003. The increase in 2004 was primarily related to acquisitions of title agents in the past two years including County Title Holding Corporation ("Southland") in April 2004 and Gateway Title Company in November 2003 and increased levels of commercial activity partially offset by a reduction in residential refinancing transactions. All acquisitions by the Company in this segment accounted for an increase in direct operations operating revenues of $181.5 million for 2004 as compared to 2003. The reduction in refinancing transactions resulted in a decrease in the number of title policies issued by the Company's direct operations in 2004, as compared to 2003, of 27.5 percent, excluding acquisitions, that was partially offset by an increase in the fee per closed order. The reduction in refinancing transactions caused a change in the mix toward fewer refinancing and more purchase title policies which have more revenue per policy associated with them. Orders closed by the Company's direct title operations were, excluding acquisitions, 918,000 and 1,110,200 during 2004 and 2003, respectively. The average fee per closed order, which includes title insurance premiums and other revenue related to transactions by direct operations, was $1,522 in 2004 versus $1,238 in 2003. The fluctuations noted in the number of policies issued and average fees per closed order were primarily attributable to the relative changes in mortgage activity year-over-year, as mentioned above, as well as an increase in commercial activity. Operating revenues from agency title operations decreased by 2.5 percent in 2004 compared to 2003. This decrease was primarily attributable to the changes in refinancing activity that the Company has experienced. An additional factor is the timing in the reporting of transactions by agents. The timing of policy reporting and, therefore, revenue reporting by agents varies from year to year, from agent to agent and between regions of the country.

Operating revenues from direct title operations increased 25.4 percent for the year ended December 31, 2003 over the year ended December 31, 2002. This increase was due primarily to residential refinancing activity, the impact of acquisitions made in 2003 and increases in commercial real estate activity. The number of title policies issued by the Company's direct operations increased for 2003 compared to 2002 by 26.4 percent, excluding acquisitions, while the average fee per closed order decreased from $1,253 per policy in 2002 to $1,238 in 2003 due to a change in mix toward more refinancings which have less revenue per policy associated with them. Policies issued by the Company's direct title operations were 1,110,200 and 873,800 during 2003 and 2002, respectively. Revenues from acquisitions in 2003 accounted for an increase of $18.5 million for the year ended December 31, 2003 as compared to 2002. Operating revenues from agency title operations increased by 34.3 percent in 2003 over 2002. This increase was primarily attributable to the impact of increased residential refinancing activities. As noted above, the timing of policy reporting and, therefore, revenue reporting varies by agent.

The Company anticipates that Title Insurance segment revenue will decrease in 2005 from 2004 levels due to expected lower refinance and home purchase activity resulting from anticipated higher interest rates.

Lender Services – As a result of acquisitions, operating revenues in the Lender Services segment increased substantially in 2004 as compared to 2003. This increase was primarily driven by LATF, purchased in October 2003 and LACS, purchased in August 2003. LATF revenue increased to $74.1 million in 2004 from $22.1 million in 2003. LATF, the real estate tax processing and flood certification business, receives cash in advance for products that require it to provide service over the life of the loan. In 2004, the Company's real estate tax processing and flood certification services revenue was made up of gross receipts of $100.1 million, reduced by deferred recognition of revenue for $83.4 million of these receipts and increased by the recognition into revenue of approximately $57.2 million of its previously deferred service arrangements. The deferred service arrangements represent the amount of revenue that will be recognized over the anticipated service life of contracts related to LATF. The service life of the Company's portfolio, which is reviewed quarterly, has increased by 40.9 percent compared to 2003. The expected service life increases with an increasing mortgage interest rate environment because loans tend to be outstanding longer in periods when interest rates increase. This reduces the amount of deferred service arrangements that is amortized into revenue for each period on its life of loan products. If interest rates vary from the current expected trend, the estimated service life will increase or decrease inversely to changes in interest rates. LACS revenue increased to $58.4 million in 2004 from $16.1 million in 2003 due to the inclusion of a full year's operating revenue from the Company's original acquisition in August 2003 and the acquisitions it made to this business in 2004.

Similarly, operating revenues increased substantially in Lender Services in 2003 over 2002 due to the above noted acquisitions. In 2003, the Company's real estate tax processing and flood certification services businesses had gross receipts of $26.7 million, decreased by the deferral of revenue recognition for $21.1 million of these receipts and increased by $15.4 of revenue recognition of its total deferred service arrangements. LACS contributed $16.1 million to Lender Services revenue in 2003. The Company anticipates higher revenues in 2005 in the Lender Services segment due primarily to acquisitions.

Financial Services – The increase in operating revenues between 2003 and 2004 and in 2003 compared to 2002 was caused by the acquisition of Centennial Bank in November 2003.

Corporate and Other – Operating revenues in Corporate and Other increased by approximately $22.1 million, or 60.5 percent, between 2004 and 2003 primarily due to the recent acquisitions in the Company's residential inspection, commercial appraisal and assessment and home warranty businesses. The increase in revenue in 2003 over 2002 is due to increases in the residential inspection and commercial appraisal and assessment businesses of $14.8 million as well as an increase of $3.7 million related to an increase in the equity in unconsolidated subsidiaries, offset by a reduction in revenues of $13.8 million related to the residential appraisal business that the Company exited in 2002. The Company anticipates that revenue in Corporate and Other will continue to increase in 2005 as a result of the acquisitions made in 2004.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $71.8 million, $52.1 million and $51.7 million in 2004, 2003 and 2002, respectively. The increase of $19.7 million, or 37.8 percent, in 2004 compared to 2003 and the increase of $0.4 million from 2002 to 2003 is primarily the result of the acquisition of Centennial in December 2003 which resulted in increased interest income of $19.4 million in 2004 and $1.5 million in 2003, respectively. Partially offsetting the increase in 2003 was a decrease in interest income related to lower yields on the Company's remaining investment and cash equivalent portfolio. The Company's investment earnings are primarily derived from its fixed maturity securities as well as loans receivable related to Centennial.

The Company anticipates that investment and other income will increase in 2005 over 2004 due to higher loan balances and due to increased deposits of the Company's escrow accounts at Centennial.

NET REALIZED INVESTMENT GAINS

Net realized investment gains totaled $5.8 million, $8.5 million and $1.3 million in 2004, 2003 and 2002, respectively. The fluctuation in net realized investment gains is primarily due to the timing of the repositioning of a portion of the Company's investments to fund, in part, the acquisitions of LATF and LACS.

AGENTS' COMMISSIONS

A summary of agents' commissions and related revenues in the Title Insurance segment is as follows:

(dollars in millions)	**2004**	2003	2002
Agents' commissions	**$1,471.8**	$1,511.6	$1,116.2
Agent revenues	**1,837.7**	1,885.5	1,403.9
% Retained by agents	**80.1%**	80.2%	79.5%

The commission rate paid to agents varies by geographic area in which the commission was paid and by individual agent agreement. In early 2004 and throughout 2003, the Company experienced increasing commission rates attributable to increased competition for agents. During the remainder of 2004, the Company experienced a moderation of such increases due to its acquisition of title agencies and expects commission rates for 2005 to be consistent with levels at the end of 2004.

SALARIES AND EMPLOYEE BENEFITS

A summary of the Company's salaries and other personnel costs is as follows:

(dollars in millions)	2004	%	2003	%	2002	%
Title Insurance	**$837.1**	**86.2%**	$786.8	91.6%	$643.9	93.1%
Lender Services	**65.2**	**6.7%**	22.6	2.6%	1.4	0.2%
Financial Services	**2.2**	**0.2%**	0.2	0.0%	—	—
Corporate and Other	**66.5**	**6.9%**	49.5	5.8%	46.0	6.7%
Total	**$971.0**	**100.0%**	$859.1	100.0%	$691.3	100.0%

Title Insurance – The Company's Title Insurance segment accounted for approximately 86.2% of the Company's total salaries and other personnel costs in 2004. The Title Insurance segment, in particular non-agency or direct operations, is labor intensive and as a result a significant variable expense component for this segment is salaries and other personnel costs. The Company manages personnel expenses to reflect changes in the level of activity in the real estate market. As a result, the Company's employee base expands and contracts over time. In order to manage personnel costs more effectively throughout the real estate cycle, it uses temporary or part-time employees where appropriate to staff operations so that it can respond promptly to changes in real estate activity. Before the impact of title company acquisitions, if any, the Company anticipates that in 2005 the Title Insurance segment's portion of total personnel costs will decrease as a percentage of total personnel costs as the Company continues to diversify its other businesses. The Company has been monitoring, and will continue to monitor, personnel levels in connection with changes in real estate transaction volumes. Depending on the rapidity of the change in real estate activity, the Company may be unable in the short run to match decreasing levels of title orders with staffing levels. As a result, in periods of declining activity, personnel costs as a percentage of revenue may increase.

Title Insurance salaries and employee benefit costs increased by $50.3 million, or 6.4%, in 2004 from 2003. The increase in cost is due in large part to increased costs of $105.8 million related to the addition of personnel as the result of 2004 and 2003 acquisitions offset by reduced staffing in other operations due to reduced volume levels. Additionally, there was a net increase of $2.6 million in pension and postretirement benefit expenses. For additional information regarding the impact of the Company's pension plans on results of operations, see Note 12 to the accompanying Consolidated Financial Statements. Average Full Time Equivalent ("FTE") counts were 10,144 in 2004 (including 1,195 associated with 2003 and 2004 acquisitions) versus 10,573 in 2003. The Company anticipates that these costs will decrease in 2005 as the result of the continuing impact of staff reductions related to anticipated reduced residential transaction volume levels as well as a reduction in pension expense associated with the cash balance plan of approximately $7.8 million due to the Company's restructuring of its retirement benefits.

Title Insurance salaries and employee benefit costs increased $142.8 million, or 22.2%, in 2003 over 2002 primarily related to compensation increases associated with the increase in business volumes and increased commission expense for internal sales personnel. The Company also had an increase in its pension expense of approximately $3.0 million. Average Full Time Equivalent (FTE) counts for the year totaled 10,573 in 2003 versus 8,621 in 2002. Additionally, the Company had increased costs of approximately $8.0 million related to acquisitions in 2003.

Lender Services – Lender Services salaries and employee benefit costs increased $42.6 million, or 188.5% in 2004 due to acquisitions made in 2003 and early 2004. Lender services personnel costs tend to increase during periods of increased sales volume and decrease when sales volume is lower. This is the case because a significant amount of work is required to set up new accounts. Once accounts are established, monitoring and maintenance activities are less labor intensive. The Company anticipates slightly higher salaries and employee benefit costs in 2005 due to the acquisitions made in 2004.

Financial Services – Financial services salaries and benefit costs increased in 2004 over 2003 and in 2003 over 2002 due to the Company's acquisition of Centennial Bank in December 2003.

Corporate and Other – Corporate and Other salaries and employee benefit costs increased $17.0 million, or 34.3%, in 2004 over 2003. Approximately half of the increase, or $8.0 million, was related to acquisitions with the remainder due to increases at the corporate level due to continued infrastructure growth and the compliance with the Sarbanes-Oxley Act.

Corporate and Other salaries and benefit costs increased $3.5 million, or 7.6%, in 2003 over 2002. The increase in salaries and benefit costs in 2003 over 2002 relate to an increase in employees at the Company's shared resources facility required due to growth in the Company's infrastructure, primarily in the information technology area, an increase in incentive compensation as a result of the Company's financial performance, as well as continued expansion of the Company's other services (an increase of $6.4 million), offset by the termination of the business of Primis, Inc., the Company's web-based provider of real estate services, of $11.3 million. (See additional information under Exit and Termination Costs below).

The Company anticipates that its costs in this group of businesses will increase in 2005 as the result of acquisitions made in 2004.

PROVISION FOR POLICY AND CONTRACT CLAIMS

The Company reviews its claims experience quarterly, and in conjunction with its outside actuaries, evaluates the adequacy of its claims reserve. The Company considers factors such as historical timing of claims reported and historical timing of claims paid over the period in which policies are effective against actual experience by year of policy issue to determine the amount of claims liability required for each year for which policies are outstanding. The Company also considers the impact of current trends in marketplace activity, such as refinance activity, which may shorten the time period a policy is outstanding, bankruptcies, and individual large claims attributable to any particular period in determining the expected liability associated with each year. Throughout 2004 and during the latter portion of 2003, claims associated with policies issued by the Company between 2000 and 2002 appear to have a trend of being higher than the Company's historical trends which resulted in the Company increasing its reserves associated with those policy issue years. This has been mitigated somewhat by decreased claim activity in policies issued during the 1990s where claims made appear to be below historical rates due, in part, the Company believes, to refinance activity in recent years which has resulted in the Company reducing claims reserves. Since there is an extended time period for which the Company is liable, slight changes in current claims experience can result in a significant impact in the amount of liability required for potential Incurred But Not Reported ("IBNR") claims. The Company, based on its review of the underlying claims data and trends therein, has provided for claims losses using approximately 5.5%, 5.8% and 4.2% of title insurance revenue for 2004, 2003 and 2002, respectively. The Company believes that it has reserved appropriately for all reported and IBNR claims at December 31, 2004 based on the results of the actuarial evaluation and evaluation of any known trends.

WRITE-OFF OF TITLE PLANTS

In 2004 and 2003, the Company identified 17 and 21 title plants, respectively, with aggregate book values of $5.0 million and $4.9 million that will not continue to be used or maintained. The Company took charges to earnings in 2004 and 2003 to reflect the diminution in value associated with these plants. The Company anticipates that as the result of automation of property records by municipalities and courts, the Company will continue to record charges related to diminution of value of its title plants in future periods.

EXIT AND TERMINATION COSTS

The Company incurred exit and termination costs on a pre-tax basis of $6.5 million, $.3 million and $13.4 million in 2004, 2003 and 2002, respectively. (See also Note 18 to the accompanying Consolidated Financial Statements).

In the first quarter of 2004, the Company announced plans to reduce its cost structure by at least $70.0 million on an annualized basis within existing operations. As a result of this initiative, the Company identified 61 offices that it would consolidate into other offices during 2004. The Company accrued $5.3 million for the facility downsizing costs of these offices in 2004 as well as $1.2 million in severance payments related to these office consolidations.

In 2003, the Company consolidated certain office space. The Company incurred charges of approximately $0.8 million in the fourth quarter of 2003 related to its decision to consolidate office space in two markets. This charge was offset by a reduction of $0.5 million related to the 2002 accrual.

On June 1, 2002, the Company entered into a joint venture agreement with The First American Corporation to combine its residential real estate valuation operations. Under the terms of the agreement, the Company contributed its former Primis residential appraisal production division to First American's eAppraiseIT subsidiary. In connection with the transaction, the Company exited the residential appraisal production business which had been unprofitable and recorded a charge of $13.4 million for exit, termination and other costs during 2002.

AMORTIZATION

Amortization expense increased by $17.7 million and $6.5 million, respectively, in 2004 and 2003 as compared to comparable periods in 2003 and 2002. This was the result of acquisitions by the Company in 2004 and 2003. During 2004, the Company acquired businesses which added $82.0 million to amortizable intangible assets. During 2003, the Company acquired businesses which added $159.4 million to amortizable intangible assets. The Company is amortizing the intangible assets acquired as part of these businesses over their estimated useful lives.

INTEREST EXPENSE

Interest expense increased by $13.7 million and $0.7 million, respectively, in 2004 and 2003 as compared to the same periods in 2003 and 2002. The increase in 2004 included $7.2 million related to the Company's acquisition of Centennial in December 2003. The remainder of the increase in 2004 is related to the Company's issuance in November 2003 of $115.0 million of its 3.125% Senior Convertible Debentures due 2033 used to fund a portion of the acquisitions in 2003 and its issuance of $125.0 million of its 3.25% Senior Convertible Debentures due 2034 issued in May 2004 used in part to repay amounts borrowed to fund the Company's acquisition of Southland.

Similarly, the increase of $0.7 million in interest expense in 2003 over 2002 was primarily the result of the purchase of Centennial in December 2003 and the issuance of the above-described Convertible Debentures in November 2003. The Company anticipates that interest expense will exceed prior year levels in 2005 due to increased debt related to the 2004 Senior Convertible Debt issue and deposits at Centennial.

PREMIUM TAXES

Insurers are generally not subject to state income or franchise taxes. They are, however, subject to a "premium tax" on certain operating revenues, depending on the state. Tax rates and the amounts that are subject to tax vary from state to state. Premium taxes as a percentage of total title insurance revenues remained relatively constant during the last three years. This percentage was 1.3%, 1.2% and 1.4% for 2004, 2003 and 2002, respectively.

GENERAL, ADMINISTRATIVE AND OTHER

A summary of general, administrative and other expenses is as follows:

(dollars in millions)	**2004**	**%**	2003	%	2002	%
Title Insurance	**$428.7**	**75.8%**	$400.3	82.8%	$331.5	86.5%
Lender Services	**69.9**	**12.3%**	23.3	4.8%	0.7	0.2%
Financial Services	**1.8**	**0.3%**	0.2	0.0%	—	—
Corporate and Other	**65.9**	**11.6%**	60.2	12.4%	51.0	13.3%
Total	**$566.3**	**100.0%**	$484.0	100.0%	$383.2	100.0%

Title Insurance – Title Insurance general and administrative expenses increased by $28.4 million or 7.1% in 2004 as compared to 2003. This increase is primarily related to legal settlements of $9.2 million and a $39.5 million increase related to acquisitions that occurred during early 2004 and 2003, partially offset by lower costs associated with lower business volumes.

Title Insurance general and administrative expenses increased by $68.8 million or 20.8% in 2003 over 2002. The increase in 2003 over 2002 is primarily related to incremental costs associated with servicing increases in total order volume, particularly in the area of outsourced services, as well as costs associated with new acquisitions. Operating expenses during 2003 did not increase as rapidly as operating revenues, resulting in an increase to operating income.

Lender Services – Lender Services general and administrative expenses increased in 2004 over 2003 and in 2003 over 2002 primarily due to the purchase of LATF and LACS in 2003. The Company anticipates that these costs will increase somewhat in 2005 as the result of 2004 acquisitions.

Financial Services – Financial Services general and administrative expenses increased by $1.6 million due to the acquisition of Centennial in November 2003. The Company anticipates that future increases to Financial Services general and administrative expenses will be limited in amount since future portfolio and business growth do not require additional administrative resources.

Corporate and Other – Corporate and Other general and administrative expenses increased by $5.7 million or 9.5% in 2004 over 2003. The increase in these expenses is primarily related to the Company's acquisitions. Corporate and Other general and administrative expenses increased by $9.2 million or 18.0% in 2003 over 2002. The increase in these expenses in 2003 over 2002 is primarily related to the increased support, particularly in the Information Technology area, required to service the Company's increased national operations. The Company anticipates a continued year-over-year increase in Corporate and Other business expenses for 2005 due to the Company's 2004 acquisitions.

OPERATING INCOME

Title Insurance – The Title Insurance segment reported pretax income of $306.5 million, $371.6 million and $300.6 million in 2004, 2003 and 2002, respectively. The Company's operating income in this segment was positively impacted by its growth through acquisitions during 2004 offset by increases in litigation, personnel and administrative costs. Personnel and administrative costs did not decrease as rapidly as transaction volumes decreased due both to the Company's inability to reduce headcount in proportion to volume changes and the acquisitions of agents throughout 2004 and during the latter portion of 2003. Additionally, the Title Insurance segment reported reduced income in 2004 from its investment portfolio due primarily to the liquidation of securities in the third quarter to fund in part the acquisition of LATF.

Lender Services – The Lender Services segment had pretax income (loss) of $2.0 million, $(0.4) million and $(0.2) million in 2004, 2003 and 2002, respectively. Pretax income (loss) in this segment was impacted by the acquisitions made in the third and fourth quarters of 2003. The Company evaluates the results of the tax and flood business on the basis of pre-tax income before net revenue deferrals and amortization ("PRBDA). The Company utilizes financial measures that exclude certain charges and non-recurring items. Adjusted operating revenues represent operating revenues adjusted for the impact of net revenue deferrals. PRBDA margin represents PRBDA divided by adjusted operating revenues. PRBDA, adjusted operating revenues and PRBDA margin as defined above may not be similar to other PRBDA measures of other companies, are not measurements under accounting principles accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in the Company's statement of operations. The Company believes that adjusted operating revenues, PRBDA and PRBDA margins provide useful information to investors because they are indicators of the strength and cash flow generating performance of those businesses where we have life of loan servicing requirements, and that have been burdened in the short run with amortization expense related to intangibles acquired with the businesses. While amortization expense is considered an operating expense under generally accepted accounting principles, these expenses represent the non-current allocation of intangible assets acquired in prior periods. Additionally, while deferred revenue represents a reduction of revenue and profits in the current period, these reductions represent a non-cash allocation of revenue to future periods for ongoing monitoring of certain of the Company's flood and tax servicing products. Reconciliations of these financial measures to the Company's segment operating results is as follows:

(dollars in millions)	December 31 2004	2003
Operating revenues	**$149.6**	$49.0
Add net revenue deferrals	**26.2**	5.6
Adjusted operating revenues	**175.8**	54.6
Pre-tax earnings	**2.0**	(0.4)
Add net revenue deferrals	**26.2**	5.6
Add amortization expense	**13.4**	3.5
PRBDA	**$ 41.6**	$ 8.7
PRBDA to adjusted operating revenues margin	**23.7%**	15.9%

Financial Services – The Financial Services segment reported a pretax income of $9.7 million and $0.7 million in 2004 and 2003, respectively. Pretax income was impacted by the purchase of Centennial in November 2003. The $1.3 million in 2004 pretax income over annualized 2003 pretax income is the result of increased loan portfolio over 2003 levels.

INCOME TAXES

The Company's effective income tax rate, which includes a provision for state income and franchise taxes for non-insurance subsidiaries, was 35.3%, 35.3% and 35.0% for 2004, 2003 and 2002, respectively. The differences in the effective tax rate were primarily due to changes in the ratio of permanent differences to income before taxes and state taxes related to the Company's non-insurance subsidiaries.

NET INCOME

The Company reported net income of $146.3 million or $8.01 per share on a diluted basis for 2004, compared to a net income of $192.1 million or $10.31 per share on a diluted basis for 2003 and a net income of $149.4 million or $8.04 per share on a diluted basis for 2002. All three years were affected by one-time write-offs of intangibles and capitalized software and exit and termination costs. Exclusive of these items, net income was $153.7 million or $8.42 per diluted share in 2004, $195.5 million or $10.49 per diluted share in 2003 and $158.0 million or $8.51 per diluted share in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities for 2004, 2003 and 2002, respectively, was $256.6 million, $317.7 million and $236.4 million. The principal non-operating uses of cash and cash-equivalents for 2004, 2003 and 2002 were acquisitions, capital expenditures, additions to the investment portfolio and loans receivable, stock repurchases and the repayment of debt. The principal non-operating sources of cash were the Company's issuance in 2004 of its $125.0 million 3.25% Senior Convertible Debentures due 2034, the issuance in 2003 of the Company's $115.0 million 3.125% Convertible Senior Debentures due 2033 (together, the "Convertible Debentures") and the proceeds from the sales and maturities of certain investments. The net of all activities was to increase cash by $20.1 million, $10.5 million and $6.8 million for 2004, 2003 and 2002, respectively. As of December 31, 2004, the Company held cash and short-term investments of $349.4 million and fixed-maturity securities of $1,113.3 million.

As noted above, the Company's operating results and cash flows are heavily dependent on the real estate market, particularly in the Title Insurance segment. While the Company has continued to diversify its products and services portfolio over the last several years, a significant downturn in the real estate market would adversely impact the Company's cash flows. The Company's business is labor intensive and changes to the real estate market are monitored closely and staffing levels are adjusted accordingly. There is typically a lag between changes in the real estate market and changes in personnel levels resulting in higher personnel costs in periods where the real estate market declines in advance of headcount reductions. The Lender Services segment provides real estate tax payment and flood certification services for the life of loans for which it receives cash at loan closing. This revenue related to the long-term servicing is deferred and amortized over the life of the loan. As a result, the Company's cash flows in the Lender Services segment are significantly greater than reported earnings. Revenues, cash receipts and loans in the Company's Financial Services segment are dependent on the ability of the bank to attract deposits and qualified commercial customers. The Company believes that its product diversification efforts along with its management of operating expenses and significant working capital position will aid its ability to manage cash resources through declines in the real estate market.

The Company does not match maturities of its investments with anticipated claims payments, which may result in the Company having periods in which cash flows from operations are positively or negatively impacted by the difference between the liability for claims being established and the actual payment stream. As opposed to insurance companies where claims account for a substantial portion of premiums, the Company's title insurance claims typically average approximately 5% to 6% of gross title insurance revenue. Additionally, the time period in which the Company is liable for a claim is long, with potential claims being paid over 20 years after a title policy is issued. Additionally, the Company makes provision for claims in its financial statements based on historical patterns of claims reported and paid, and the timing of these may vary from period to period. Over the past several years, exclusive of the Company's operating cash flows, the Company's investment income returns plus maturities of fixed obligation securities have resulted in a maturity and investment income to claims payment ratio in excess of two times.

The Company considers its investment portfolio as available for sale. The Company reviews the status of each security quarterly to determine whether an other-than-temporary impairment (OTTI) has occurred. The Company's criteria include whether the fair value of the security has been in an unrealized loss position. All of the Company's securities that have had an unrealized loss in excess of 1 year are investment-grade, long-term bonds that the Company has the ability and intent to hold to maturity. Consequently, the Company recorded no OTTI loss in 2004 or 2003.

During 2004, the Company completed acquisitions with an aggregate purchase price of approximately $202.1 million. The 2004 purchases were funded through a mixture of cash, invested cash, investments and utilization of the Company's credit facility. The Company will continue to selectively evaluate additional acquisitions should attractive candidates be identified.

In 2004 and 2003, the Company issued Convertible Senior Debentures totaling $125.0 million and $115.0 million, respectively. These Debentures are convertible only upon the occurrence of certain events, which the Company currently views as remote. In February 2005, the Company made an irrevocable election under the terms of its 2003 Debentures to satisfy in cash 100 percent of the principal amount of the 2003 Debentures converted after February 15, 2005. Prior to the election, the Company had the ability to make payment upon conversion for the principal amount of the 2003 Debentures in cash or shares of the Company's common stock.

The Company's debt, as a percentage of total capitalization, was 28.8% as of December 31, 2004 as compared to 23.9% as of December 31, 2003. This increase is due to the Company's issuance of the Convertible Debentures as well as debt acquired primarily from the acquisition of Centennial. See additional information related to the Company's debt obligations in Note 14 to the accompanying Consolidated Financial Statements.

The Company announced on October 27, 2004 amendments to the Company's employee retirement savings plans and adoption of a new employee stock purchase plan. The changes to the Company's employee retirement savings program included:

- Amendments to the Company's Cash Balance Plan effective December 31, 2004 to cease future accruals to the retirement plan accounts of all plan participants (other than annual interest credits on account balances), to cause the accrued benefits of participants to be fully vested as of December 31, 2004 and to limit participation in the plan to those individuals who were participants in the Plan as of December 31, 2004. There were conforming changes to the Company's Benefit Restoration Plan.
- Amendments to the Company's Savings and Stock Ownership Plan effective January 1, 2005 to comply with the safe harbor provisions of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code of 1986, as amended. The amendment provided immediate vesting on all Company matching contributions made after January 1, 2005, removed the one-year waiting period for new participants to receive matching contributions and increased the matching contributions that the Company will make to employee accounts under the plan.
- Adoption of a new Employee Stock Purchase Plan to be effective July 1, 2005, subject to shareholder approval. The plan will replace the Company's current employee stock purchase plan and will permit employees to purchase stock at a discount of 15% of the fair market value of the Company's common stock. The plan will initially authorize the purchase of 1,500,000 shares of the Company's Common Stock.

Based on these changes, the Company anticipates a reduction in company-wide pension expense of approximately $9.1 million in 2005. The Company anticipates a contribution between $10.0 million and $20.0 million to this plan in 2005. Additionally, the Company anticipates that its contribution requirements after 2005 will decline.

The Board of Directors approved one-year authorization programs allocating $40.0 million for 2002 and 2003 and $50.0 million for 2004 to repurchase up to 1,250,000 shares or 7% of the Company's existing common stock over the following twelve months. During the first three quarters of 2004, the Company repurchased the entire 1,250,000 authorized shares for 2004. As a result, in December 2004, the Board of Directors approved a program expiring February 2006 which authorizes the Company to repurchase up to 1,000,000 additional shares at a cost not to exceed $60.0 million. Additionally, the Company maintains an Executive Voluntary Deferral Plan and an Outside Directors Deferral Plan. These plans allow executives and directors to defer eligible compensation into deferred stock units or a cash account bearing interest at a fixed rate of return. The Company funded the purchase of 59,336 shares of common stock related to these plans in 2004. The shares are held in a trust to be used for payments to participants under the plans. The trustee currently holds 204,957 shares at December 31, 2004. Further information on these plans can be found in Note 7 to the accompanying Consolidated Financial Statements.

Centennial maintains an allowance for loan losses related to the Company's loans receivable. During 2004, the Company did not experience a significant change in the underlying components of the allowance for loan losses or the balance in total. There have been no significant changes in the underlying rationale for management's provision for loan losses or significant changes in asset quality.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company administers escrow and trust deposits as a service to its customers. These deposits totaled $2.8 billion and $2.0 billion at December 31, 2004 and 2003, respectively. Escrow and trust deposits are not considered assets of the Company and are not included in the accompanying balance sheets. However, the Company remains contingently liable for the disposition of these deposits. The Company has begun depositing a portion of these escrow and trust deposits in Centennial. Of the $2.8 billion in escrow, the Company has deposited $100.0 million in Centennial and those assets and liabilities have been reflected on the accompanying Consolidated Financial Statements.

Additionally, the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. As a facilitator and intermediary, the Company holds the proceeds from sales transactions until a qualified acquisition occurs. These deposits totaled $1,399.7 million and $524.3 million at December 31, 2004 and 2003, respectively. Similarly, the Company also facilitates tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. These exchanges require the Company, using the customer's funds, to acquire qualifying property on behalf of the customer and take temporary title to the customer's property until a qualifying acquisition occurs. Reverse property exchanges totaled $470.3 million and $183.7 million at December 31, 2004 and 2003, respectively. Due to the structure utilized to facilitate these transactions, like-kind exchanges and reverse exchanges are not considered assets of the Company and are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the transfers of property, disbursement of proceeds and the return on the proceeds at the agreed-upon rate.

The Company, in the ordinary course of business, enters into business arrangements that fall within the scope of FIN No. 45, *Guarantors Accounting and Disclosure Requirements Including Guarantees of Indebtedness of Others*, and FIN No. 46, *Variable Interest Entities*, both of which the Company adopted in 2003. There were no arrangements in these categories that are reasonably likely to have a material impact on the Company's current or future operations, financial condition or results of operations. Required disclosures are in Notes 13 and 17 to the accompanying Consolidated Financial Statements.

A summary of the Company's contractual obligations and commercial commitments is as follows:

(in millions)		Payment Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 465.4	$ 16.3	$ 95.5	$ 61.1	$292.5
Operating lease obligations	181.0	61.1	80.8	33.6	5.5
Pension obligations (1)	285.6	29.9	50.6	54.0	151.1
Other postretirement benefits	42.5	4.3	8.3	8.4	21.5
Policy and contract claims (2)	102.3	32.2	46.3	16.5	7.3
Purchase obligations (3)	47.8	25.7	19.5	2.5	0.1
Total obligations	$1,124.6	$169.5	$301.0	$176.1	$478.0

(1) The Company has frozen benefits under its Cash Balance Pension Plan. The amounts included herein represent the Company's best estimate of required payments under the benefit plan.

(2) As noted previously, the Company estimates its provision for policy and contract claims in the Title Insurance business. Because the timing of a claim is subject to significant estimation and fluctuation, the Company has included only incurred and reported claims in the table for the Title Insurance segment. Homebuyers' warranty claims reserves are included in total since the time from policy writing to claim does not exceed one year.

(3) The Company included all purchase obligations in excess of $100,000 in value irrespective of their termination dates. These include annually renewable corporate insurance programs, payments required under software licensing agreements, vehicle leasing arrangements, annual line of credit availability fees and fees to certain joint venture partners. Purchase obligations not exceeding $100,000 were not material to the Company, either individually or in the aggregate.

INTEREST RATE RISK

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities and loans receivable, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Actual cash flows could differ from the expected amounts.

Interest Rate Sensitivity

Principal Amount by Expected Maturity – Average Interest Rate

(dollars in millions)	2005	2006	2007	2008	2009	2010 and after	Total	Fair Value
Assets:								
Taxable available-for-sale securities:								
Book value	$47.4	$57.9	$59.0	$58.7	$74.3	$357.7	$655.0	$672.9
Average yield	5.3%	4.6%	4.3%	4.4%	5.0%	5.2%	4.9%	
Non-taxable available-for-sale securities:								
Book value	16.4	13.6	11.5	29.1	20.5	322.7	413.8	433.4
Average yield	4.1%	4.1%	4.3%	4.3%	4.0%	4.4%	4.3%	
Preferred stock:								
Book value	—	—	—	—	—	7.0	7.0	7.0
Average yield	—	—	—	—	—	—	—	
Loans Receivable								
Book value	5.9	2.5	1.9	2.0	5.6	330.4	348.3	344.6
Average yield	7.7%	10.4%	9.6%	6.5%	7.1%	6.2%	6.6%	

Average yields for 2003 were 5.0%, 4.4% and 2.0% for taxable available for sale securities, non-taxable available for sale securities and preferred stock, respectively. Changes in maturities and yields from 2003 to 2004 primarily relate to timing of purchases and sales of any such securities and the impact that the securities sold or purchased have on the average portfolio yield.

The Company also has long-term debt of $465.4 million bearing interest at an average rate of 4.65% at December 31, 2004. Additionally, the Company has passbook and certificate of deposit liabilities of $373.1 million bearing interest at an average rate of 2.17% at December 31, 2004. A 0.25% change in the interest rate for these items combined would affect income before income taxes by approximately $2.1 million annually. The Company's debt portfolio is primarily fixed rate obligations and not subject to variability. The Company's deposit liabilities are subject to change based on short-term United States interest rates and availability of funds.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to the financial condition, results of operation and future business plans, operations, opportunities and prospects of the Company. In addition, the Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in its reports to shareholders. These forward-looking statements are generally identified by the use of words such as we "expect," "believe," "anticipate," "estimate" or words of similar import. These forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause the Company's actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by such forward-looking statements. Further, any such statement is specifically qualified in its entirety by the cautionary statements set forth in the following paragraphs. Factors that may cause the Company's actual results to differ materially from those contemplated by such forward-looking statements include the following: (i) the company's results of operations and financial condition are susceptible to changes in mortgage interest rates and general economic conditions; (ii) the company's inability to manage successfully its acquisitions of complementary businesses could adversely affect the company's business, operating results, and financial condition; (iii) competition in the company's industry affects its revenues; (iv) significant industry changes and new product and service instructions require timely and cost-effective responses; (v) the company may not succeed in implementing its strategy of becoming a major provider of real estate transaction management services; (vi) the company's insurance and banking subsidiaries are subject to government regulation; and (vii) the company's litigation risks include substantial claims by large classes of claimants.

For more details on factors that could affect expectations, see the company's Annual Report on Form 10-K for the year ended December 31, 2004, and other reports from time to time filed with or furnished to the Securities and Exchange Commission.

SELECTED FINANCIAL DATA

The information set forth in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying Consolidated Financial Statements and Notes thereto.

(dollars in millions, except per share amounts)

For the year ended December 31:	2004	2003	2002	2001	2000
Revenues	**$3,522.1**	$3,406.0	$2,586.6	$2,170.5	$1,802.4
Net income (loss)	**146.3**[(1)(2)]	192.1[(2)]	149.4[(3)]	60.3[(4)]	(80.8)[(5)]
Net income (loss) per common share	**8.07**	10.43	8.10	3.42	(6.60)
Net income (loss) per common share assuming dilution	**8.01**	10.31	8.04	3.24	(6.60)
Dividends per common share	**0.50**	0.34	0.24	0.20	0.20
At December 31:					
Total assets	**3,290.0**	2,717.5	1,910.8	1,707.5	1,619.0
Shareholders' equity	**1,151.1**	1,044.5	863.6	727.5	644.1

(1) In the fourth quarter of 2004, the Company recorded $9.2 million, or $5.9 million after taxes, in litigation settlement costs after taxes. Additionally, the Company amended its pension plan effective December 31, 2004 to cease future accruals resulting in a curtailment gain of $4.8 million, or $3.1 million after taxes.

(2) In 2004, the Company recorded $6.5 million, or $4.2 million net of taxes, in exit and termination costs. In 2003, the Company recorded exit and termination costs of $0.3 million, or $0.2 million net of taxes. Additionally, the Company recorded title plant impairments of $5.0 million ($3.2 net of taxes) and $4.9 million ($3.2 million net of taxes) in 2004 and 2003, respectively. See Note 18 to the accompanying Consolidated Financial Statements.

(3) In 2002, the Company recorded exit and termination costs of $13.4 million, or $8.7 million net of taxes.

(4) In the fourth quarter of 2001, the Company reassessed the carrying value of intangibles and capitalized software which resulted in charges to earnings of $51.4 million, or $32.9 million after taxes.

(5) The net loss reported by the Company for the fiscal year ended December 31, 2000 resulted from a change in the Company's method for assessing the recoverability of goodwill (not associated with impaired assets) during the fourth quarter of 2000 which resulted in charges of $172.5 million, or $110.4 million after taxes.

QUARTERLY STOCK PRICE AND DIVIDENDS

	Price Range		
	High	Low	Dividends
Year Ended December 31, 2003			
First quarter	$40.10	$35.50	$0.07
Second quarter	48.91	39.40	0.07
Third quarter	50.54	43.55	0.10
Fourth quarter	53.18	44.60	0.10
Year Ended December 31, 2004			
First quarter	$57.73	$40.84	$0.10
Second quarter	46.20	35.51	0.10
Third quarter	46.05	36.00	0.15
Fourth quarter	57.57	45.70	0.15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
LandAmerica Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of LandAmerica Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LandAmerica Financial Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

As explained in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LandAmerica Financial Group Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2005 expressed an unqualified thereon.

Ernst + Young LLP

Richmond, Virginia
March 9, 2005

REPORT OF MANAGEMENT ON LANDAMERICA FINANCIAL GROUP, INC.'S INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that as of December 31, 2004, the Company's internal control over financial reporting was effective based on criteria set forth by COSO in Internal Control – Integrated Framework.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting appears hereafter.

March 9, 2005

Theodore L. Chandler, Jr.
President and Chief Executive Officer

G. Williams Evans
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
LandAmerica Financial Group, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that LandAmerica Financial Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LandAmerica Financial Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that LandAmerica Financial Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, LandAmerica Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LandAmerica Financial Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of LandAmerica Financial Group, Inc. and our report dated March 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Richmond, Virginia
March 9, 2005

CONSOLIDATED BALANCE SHEETS

LandAmerica Financial Group, Inc. and Subsidiaries

Years Ended December 31
(in millions of dollars)

	2004	2003
ASSETS		
INVESTMENTS:		
Fixed maturities available-for-sale—at fair value (amortized cost: 2004—$1,075.8; 2003—$997.2)	$1,113.3	$1,043.8
Equity securities—at fair value (cost: 2004—$31.4; 2003—$26.2)	42.1	33.5
Federal funds sold	4.5	0.5
Short term investments	276.4	177.8
Total Investments	1,436.3	1,255.6
CASH	73.0	52.9
LOANS RECEIVABLE	344.6	260.5
ACCRUED INTEREST RECEIVABLE	16.4	14.8
NOTES AND ACCOUNTS RECEIVABLE:		
Notes (less allowance for doubtful accounts: 2004—$4.1; 2003—$3.8)	16.5	13.6
Trade accounts receivable (less allowance for doubtful accounts: 2004—$8.2; 2003—$12.7)	111.3	92.6
Total Notes and Accounts Receivable	127.8	106.2
TAXES RECEIVABLE	12.2	6.1
PROPERTY AND EQUIPMENT—at cost (less accumulated depreciation and amortization: 2004—$202.7; 2003—$171.9)	106.1	99.6
TITLE PLANTS	93.9	99.5
GOODWILL	568.5	426.7
INTANGIBLE ASSETS (less accumulated amortization 2004—$32.5; 2003—$ 7.9)	213.0	156.7
DEFERRED INCOME TAXES	149.5	134.2
OTHER ASSETS	148.7	108.8
Total Assets	$3,290.0	$2,721.6

CONSOLIDATED BALANCE SHEETS

LandAmerica Financial Group, Inc. and Subsidiaries

Years Ended December 31
(in millions of dollars except for share amounts)

	2004	2003
LIABILITIES		
POLICY AND CONTRACT CLAIMS	$ 715.5	$ 659.6
DEPOSITS	373.1	204.0
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	329.1	276.9
NOTES PAYABLE	465.4	327.4
DEFERRED SERVICE ARRANGEMENTS	202.4	163.5
OTHER	53.4	45.7
Total Liabilities	2,138.9	1,677.1
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 45,000,000 shares authorized, shares issued and outstanding: 2004—17,962,527; 2003—18,814,522	491.5	520.9
Accumulated other comprehensive loss	(17.6)	(16.5)
Retained earnings	677.2	540.1
Total Shareholders' Equity	1,151.1	1,044.5
Total Liabilities and Shareholders' Equity	$3,290.0	$2,721.6

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

LandAmerica Financial Group, Inc. and Subsidiaries

Years Ended December 31
(in millions of dollars, except per common share amounts)

	2004	2003	2002
REVENUES			
Operating revenues	**$3,444.5**	$3,345.4	$2,533.6
Net investment and other income	**71.8**	52.1	51.7
Net realized investment gains	**5.8**	8.5	1.3
	3,522.1	3,406.0	2,586.6
EXPENSES			
Agents' commissions	**1,471.8**	1,511.6	1,116.2
Salaries and employee benefits	**971.0**	859.1	691.3
General, administrative and other	**566.3**	484.0	383.2
Provision for policy and contract claims	**181.4**	188.6	105.8
Premium taxes	**42.6**	40.6	34.1
Interest expense	**26.8**	13.1	12.4
Amortization of intangibles	**24.6**	6.9	0.4
Write-off of title plants	**5.0**	4.9	—
Exit and termination costs	**6.5**	0.3	13.4
	3,296.0	3,109.1	2,356.8
INCOME BEFORE INCOME TAXES	**226.1**	296.9	229.8
INCOME TAX EXPENSE	**79.8**	104.8	80.4
NET INCOME	**$ 146.3**	$ 192.1	$ 149.4
NET INCOME PER COMMON SHARE	**$ 8.07**	$ 10.43	$ 8.10
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING *(in thousands)*	**18,132**	18,422	18,438
NET INCOME PER COMMON SHARE ASSUMING DILUTION	**$ 8.01**	$ 10.31	$ 8.04
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ASSUMING DILUTION *(in thousands)*	**18,264**	18,636	18,580

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

LandAmerica Financial Group, Inc. and Subsidiaries

Years Ended December 31
(in millions of dollars)

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 146.3	$ 192.1	$ 149.4
Depreciation and amortization	50.5	25.9	17.8
Amortization of bond premium	7.1	5.7	4.1
Write-off of title plants	5.0	4.9	—
Realized investment gains	(5.8)	(8.5)	(1.3)
Deferred income tax (benefit) expense	(16.1)	0.1	25.8
Change in assets and liabilities, net of businesses acquired:			
Accounts and notes receivable	(10.7)	22.4	(10.5)
Income taxes receivable/payable	(8.8)	(20.2)	13.9
Accounts payable and accrued expenses	(6.8)	(5.1)	15.8
Policy and contract claims	55.1	84.5	13.0
Deferred service arrangements	27.7	4.6	1.0
Other	13.1	11.3	7.4
Net cash provided by operating activities	256.6	317.7	236.4
Cash flows from investing activities:			
Purchase of property and equipment, net	(31.0)	(33.6)	(15.8)
Purchase of business, net of cash acquired	(168.4)	(363.6)	(13.2)
Investments in unconsolidated subsidiaries	(19.8)	(8.8)	(8.3)
Change in cash surrender value of life insurance	(3.3)	(2.9)	1.6
Change in short term investments	(81.5)	61.2	(50.3)
Cost of investments acquired:			
Fixed maturities	(463.7)	(588.0)	(523.2)
Equity securities	(16.6)	(11.0)	(24.6)
Proceeds from investment sales or maturities:			
Fixed maturities	375.4	551.2	447.1
Equity securities	15.7	9.0	1.2
Net change in federal funds sold	(4.0)	9.4	—
Change in loans receivable	(82.5)	(11.2)	0.3
Net cash used in investing activities	(479.7)	(388.3)	(185.2)
Cash flows from financing activities:			
Net change in deposits	169.2	(4.5)	—
Proceeds from the exercise of options and incentive plans	14.1	14.1	4.0
Sale of stock warrants	22.5	—	—
Purchase of call options	(32.0)	—	—
Cost of common shares repurchased	(49.3)	(2.7)	(16.3)
Repayment of CSV loan	—	—	(7.0)
Dividends paid	(9.2)	(6.3)	(4.4)
Proceeds from issuance of notes payable	150.1	119.1	1.6
Payments on notes payable	(22.2)	(38.6)	(22.3)
Net cash provided by (used in) financing activities	243.2	81.1	(44.4)
Net increase in cash	20.1	10.5	6.8
Cash at beginning of year	52.9	42.4	35.6
Cash at end of year	$ 73.0	$ 52.9	$ 42.4

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

LandAmerica Financial Group, Inc. and Subsidiaries

Years Ended December 31, 2004, 2003 and 2002
(in millions of dollars, except common share amounts)

	Common Stock Shares	Common Stock Amounts	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance—December 31, 2001	18,583,937	$521.8	$ (3.6)	$209.3	$ 727.5
Comprehensive income:					
Net income	—	—	—	149.4	149.4
Other comprehensive income (loss)					
Net unrealized gains on securities, net of tax $16.0	—	—	29.7	—	29.7
Minimum pension liability adjustment, net of tax benefit $(15.0)	—	—	(26.3)	—	(26.3)
					152.8
Common stock retired	(507,150)	(16.3)	—	—	(16.3)
Stock options and incentive plans	272,157	4.0	—	—	4.0
Common dividends ($0.24/share)	—	—	—	(4.4)	(4.4)
Balance—December 31, 2002	18,348,944	509.5	(0.2)	354.3	863.6
Comprehensive income:					
Net income	—	—	—	192.1	192.1
Other comprehensive loss					
Net unrealized loss on securities, net of tax benefit $(0.3)	—	—	(0.5)	—	(0.5)
Minimum pension liability adjustment, net of tax benefit $(9.0)	—	—	(15.8)	—	(15.8)
					175.8
Common stock retired	(62,000)	(2.7)	—	—	(2.7)
Stock options and incentive plans	527,578	14.1	—	—	14.1
Common dividends ($0.34/share)	—	—	—	(6.3)	(6.3)
Balance—December 31, 2003	18,814,522	520.9	(16.5)	540.1	1,044.5
Comprehensive income:					
Net income	—	—	—	146.3	146.3
Other comprehensive loss					
Net unrealized loss on securities, net of tax benefit $(2.1)	—	—	(3.6)	—	(3.6)
Minimum pension liability adjustment, net of tax $1.4	—	—	2.5	—	2.5
					145.2
Purchase of call options, net of tax benefit $(11.2)	—	(20.8)	—	—	(20.8)
Sale of common stock warrants	—	22.5	—	—	22.5
Common stock retired	(1,250,000)	(49.3)	—	—	(49.3)
Stock options and incentive plans	398,005	18.2	—	—	18.2
Common dividends ($0.50/share)	—	—	—	(9.2)	(9.2)
Balance—December 31, 2004	17,962,527	$491.5	$(17.6)	$677.2	$1,151.1

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying consolidated financial statements of LandAmerica Financial Group, Inc. (the "Company") and its wholly owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States which differ from statutory accounting practices prescribed or permitted by regulatory authorities for its insurance company subsidiaries.

ORGANIZATION

The Company is engaged principally in the title insurance business. Title insurance policies are insured statements of the condition of title to real property, showing ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record and certain other matters not of public record. The Company's business results primarily from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the sale of new housing.

The Company, through its principal subsidiaries, is one of the largest title insurance companies in the United States. The Company's title insurance underwriters – Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company – together provide the majority of the Company's insurance products in United States, Mexico, Canada, Europe, the Caribbean and Latin America. The Company also provides escrow and closing services, commercial real estate services and other real estate management services that are included in the Title Insurance segment.

Additionally, the Company provides other real estate transaction products and services including tax processing and flood zone certifications, default management services, mortgage loan subservicing and mortgage credit reporting to lenders. These businesses are included in the Lender Services segment.

The Company operates a California industrial bank which makes up the Financial Services segment.

The Company also provides inspection services on commercial and residential real estate, provides home warranties to buyers of residential real estate as well as commercial appraisal and valuation services. These services, along with the unallocated portion of the corporate expenses related to the Company's corporate offices in Richmond, Virginia (including unallocated interest expense) have been included in the Corporate and Other segment.

See Note 20 for additional information regarding the Company's business segments.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of the Company and its subsidiaries. The Company's investments in non-majority owned partnerships and affiliates that are not variable interest entities are accounted for on the equity method. The Company also consolidates any variable interest entity of which it is the primary beneficiary in accordance with Financial Accounting Standards Board Interpretation Number ("FIN") 46, *Variable Interest Entities.*

RECLASSIFICATION

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

INVESTMENTS

The Company records its fixed-maturity and equity security investments, which are classified as available-for-sale at fair value, and reports the change in the unrealized appreciation and depreciation as a separate component of shareholders' equity. The amortized cost of fixed-maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Realized gains and losses on sales of investments as well as declines in value of a security considered to be other than temporary are recognized in operations on the specific identification basis.

The high investment grade mortgage-backed bond portion of the fixed-maturity securities portfolio is accounted for on the retrospective method. For the non-investment grade mortgage-backed bond portion of the fixed maturity securities portfolio, the prospective method is used.

LOANS RECEIVABLE

Loans Receivable are carried at face value net of participations sold, unearned discounts and deferred loan fees and an allowance for losses. Interest is accrued daily on a simple-interest basis, except where reasonable doubt exists as to the collectibility of the interest, in which case the accrual of interest is discontinued. Unearned discounts and deferred loan fees are recognized using the interest method.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,* certain origination fees and direct costs associated with lending are capitalized and amortized over the respective lives of the loans receivable as a yield adjustment using the interest method.

LOANS RECEIVABLE ALLOWANCE

The allowance for loans receivable losses is established through a provision for loan losses. A loan is charged off against the allowance for loan losses when the Company believes that collectibility of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb estimable and probable losses on existing loans and contracts. The Company takes into consideration changes in the nature and volume of its portfolio, overall portfolio quality, prior loss experience, review of specific problem loans and contracts, regulatory guidelines and current economic conditions that may affect the borrower's ability to pay. Additionally, certain regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require adjustments to the allowance based on their judgment regarding information made available to them.

Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are generally measured at the present value of expected cash flows discounted at the loan's effective interest rate. In the case of collateral-dependent loans, impairment is based on the fair value of the collateral.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at face value which approximates fair value. The allowance for doubtful accounts receivable represents an estimate of amounts considered uncollectible and is determined based on management's evaluation of historical collection experience, adverse situations which may affect an individual customer's ability to repay as well as prevailing economic conditions.

PROPERTY AND EQUIPMENT

Property and equipment, including capitalized software costs, is recorded at cost less accumulated depreciation and is depreciated principally on a straight-line basis over the useful lives of the various assets, which range from three to forty years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets. Capitalized software costs are capitalized from the time that technological feasibility is established until the software is ready for use.

TITLE PLANTS

Title plants consist of title records relating to a particular region and are generally stated at cost. Expenses associated with current maintenance, such as salaries and supplies, are charged to expense in the year incurred. The costs of acquired title plants and the building of new title plants prior to the time that a plant is put into operation, are capitalized. Properly maintained title plants are not amortized or depreciated because there is no indication of diminution in their value.

GOODWILL

Effective January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangibles*, which required that the Company discontinue amortizing goodwill and begin assessing the recoverability of goodwill for each of its reporting units. Reporting units are business components of an operating segment, and goodwill is assigned to the reporting unit which benefits from the synergies arising from each business acquisition.

The Company tests for the recoverability of goodwill annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of our reporting units, including goodwill, may exceed their fair values. The fair value of the reporting units is determined using cash flow analysis which projects the future cash flows produced by the reporting units and discounts those cash flows to the present value. The projection of future cash flows is necessarily dependent upon assumptions on the future levels of income as well as business trends, prospects and market and economic conditions. When the fair value is less than the carrying value for the net assets of the reporting unit including goodwill, impairment loss may be charged to operations. Based on the Company's annual analysis, no impairment was identified for the years ending December 31, 2004, 2003, and 2002. See further details in Note 18.

INTANGIBLE ASSETS

Intangible assets primarily include capitalized customer relationships. Additionally, intangibles include non-competition arrangements and debt offering costs. These assets were initially recognized and measured in accordance with SFAS No. 141, *Business Combinations*, at fair value. These assets are amortized on a straight-line basis over three to twenty years. Amortization expense for the next five years is anticipated to be $29.3 million – 2005, $28.4 million – 2006, $27.7 million – 2007, $26.5 million – 2008 and $24.5 million – 2009.

IMPAIRMENT OF INTANGIBLE ASSETS AND LONG-LIVED ASSETS

The Company tests intangible and long-lived assets for impairment whenever there are recognized events or changes in circumstances that could affect the carrying value of the long-lived assets. If indicators of impairment are present, the Company estimates the future cash flows expected to be generated from the use of those assets and their eventual disposal. In 2004 and 2003, the Company identified certain title plants that were abandoned or sold in their individual marketplaces. The Company took charges of $5.0 million and $4.9 million in 2004 and 2003, respectively, associated with these title plants to adjust the carrying value to appropriate levels. See Note 18 for additional information.

POLICY AND CONTRACT CLAIMS LIABILITY

Liabilities for estimated losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred for policies for which revenue has been recognized through December 31, 2004. Reported claims are reserved based on a review by the Company as to the estimated amount of the claims and costs required to settle the claim. The reserves for unpaid losses and loss adjustment expenses are estimated using historical loss and loss development analyses.

Title insurance reserve estimates are subject to a significant degree of inherent variability due to the length of time over which claim payments are made and the effects of external factors such as general economic conditions. Although management believes that the reserve for policy and contract claims is reasonable, it is possible that the Company's actual incurred policy and contract claims will not conform to the assumptions inherent in the determination of these reserves. Accordingly, the ultimate settlement of policy and contract claims may vary significantly from the estimates included in the Company's financial statements. Management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

INCOME TAXES

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits are more likely than not.

ESCROW AND TRUST DEPOSITS

As a service to its customers, the Company administers escrow and trust deposits which totaled approximately $2,823.0 million and $1,992.2 million at December 31, 2004 and 2003, respectively, representing undisbursed amounts received for settlements of mortgage loans, payments on mortgage loans and indemnities against specific title risks. At December 31, 2004, $100.0 million of the $2,823.0 million of escrow funds were held on deposit at Centennial. The remaining balance of $2,723.0 million in escrow funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

REVENUE RECOGNITION

Title Insurance – Premiums on title insurance policies issued by the Company's are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Revenues from title policies issued by independent agents are recognized when the policies are reported by the agent and are recorded on a "gross" basis (before the deduction of agent commissions). Title search and escrow fees are recorded as revenue when the order is closed.

Lender Services – Revenue is recognized for property tax information services on a straight-line basis over the anticipated life of the loan. Flood zone certification services are recognized in part upon delivery of the flood zone certification with the remaining balance (based on the residual method using vendor-specific evidence) recognized on a straight-line basis over the remaining life of the certificate. For these services, fees are received in advance for the entire period that a loan will be serviced. The amount not recognized as revenue in the financial statements in the period received is reported in the accompanying balance sheet as deferred service arrangements in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements*. The amortization period is evaluated quarterly to determine if there have been changes in the estimated life of the loan and/or changes in the number and/or timing of prepayments.

Revenue is recognized on other Lender Services products at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Financial Services – Interest income is recognized by the Company's California industrial bank on the outstanding principal balance using the accrual basis of accounting. Loan origination fees and related direct loan costs are deferred and recognized over the life of the loan. Loans are typically classified as non-accrual if borrowers miss three or more contractual payments. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, in accordance with the contractual interest and principal payment terms of interest and principal.

While a loan is classified as non-accrual and future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest may be recognized on a cash basis.

Corporate and Other – Home warranty revenue is recognized on a straight-line basis over the term of the contract. Fees are received in advance for the entire period the contract is in force. The amount not recognized as revenue in the financial statements in the period received is reported in the accompanying balance sheet as deferred service arrangements.

Revenue is recognized on other products in this group of businesses at the time of delivery, as the Company has no significant ongoing obligations after delivery.

LIKE KIND EXCHANGES

Through one of its non-insurance subsidiaries the Company facilitates tax deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. Acting as a qualified intermediary, the Company holds the proceeds from sales transactions until a qualifying acquisition occurs, thereby assisting its customers in deferring the recognition of taxable income. At December 31, 2004 and 2003, the Company was holding $1,399.7 million and $524.3 million, respectively, of such proceeds which are not considered assets of the Company and are, therefore, excluded from the accompanying consolidated balance sheets. The Company also facilitates tax-deferred property exchanges for customers pursuant to Revenue Procedure 2002-37, so-called "reverse exchanges." These reverse exchanges require the Company to take title to the customer's property until a qualifying acquisition occurs. Through these reverse exchanges the Company acquires property on behalf of customers using funds provided by the customers or from non-recourse loans arranged by the customer. The property is triple net leased to the customer and the customer fully indemnifies the Company against all risks associated with ownership of the property. The Company does not record these reverse exchanges which amounted to $470.3 million and $183.7 million at December 31, 2004 and 2003, respectively, on its financial statements.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, short-term investments, premiums receivable and certain other assets approximate those assets' fair values. Fair values for investment securities are based on quoted market prices. The fair value of the fixed-rate portion of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The remaining portion of the Company's long-term debt approximates fair value since the interest rate is variable. The fair value of loans receivable was estimated based on the discounted value of future cash flows using the current rates offered for loans with similar terms to borrowers of similar credit quality. The fair value of deposits was estimated based on the discounted value of future cash flows using a discount rate approximating current market for similar liabilities. The Company has no other material financial instruments. See Notes 3, 5 and 14 for additional information.

A summary of the fair value of the Company's financial assets and liabilities is as follows:

(in millions)	2004		2003	
	Fair Value	**Carrying Value**	Fair Value	Carrying Value
Investments	**$1,436.3**	**$1,436.3**	$1,255.6	$1,255.6
Loans receivable	**345.3**	**344.6**	263.1	260.5
Deposits	**372.7**	**373.1**	204.4	204.0
Long-term debt	**423.1**	**465.4**	317.3	327.4

STOCK-BASED COMPENSATION

The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") otherwise known as the intrinsic value method and, accordingly, recognizes compensation expense as the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2002: risk-free interest rate of 5.31 percent, dividend yield of .62 percent, volatility factor of the expected market price of the Company's Common Stock of .475 and a weighted-average expected life of the options of approximately eight years. There were no options issued in 2003 or 2004.

The following pro forma information shows the Company's net income and earnings per basic and diluted share if compensation expense for the Company's employee stock options had been determined based on the fair value method of accounting:

(Dollars in millions, except per share amounts)	**2004**	2003	2002
Net income, as reported	**$146.3**	$192.1	$149.4
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	**(0.6)**	(1.3)	(2.6)
Pro forma net income	**$145.7**	$190.8	$146.8
Earnings per share:			
Basic – as reported	**$ 8.07**	$10.43	$ 8.10
Basic – pro forma	**$ 8.03**	$10.36	$ 7.96
Diluted – as reported	**$ 8.01**	$10.31	$ 8.04
Diluted – pro forma	**$ 7.94**	$10.23	$ 7.96

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment.* SFAS No. 123R is a revision of SFAS No. 123, *Accounting for Stock Based Compensation*, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.

The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005. Because the Company has not granted any stock options since 2002 and does not anticipate issuing options in 2005, the adoption of this statement is not expected to have a material impact on the results of operations.

EXIT AND TERMINATION COSTS

In January 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which was effective for periods after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously, these liabilities were required to be accrued at the time management committed to an activity. Costs required to be accrued include but are not limited to termination benefits provided to employees that were involuntarily terminated, costs to terminate a contract that was not a capital lease, and costs to consolidate facilities or relocate employees. The impact of implementation of this standard was not material.

2. Investments

The amortized cost and estimated fair value of investments in fixed maturities available for sale at December 31, 2004 and 2003 were as follows:

(in millions)	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 84.1	$ 1.8	$(0.3)	$ 85.6
Obligations of states and political subdivisions	416.0	20.1	(0.6)	435.5
Fixed maturities issued by foreign governments	4.7	0.1	—	4.8
Public utilities	11.3	0.9	—	12.2
Corporate securities	419.0	14.7	(1.1)	432.6
Mortgage-backed securities	133.7	2.2	(0.3)	135.6
Preferred stock	7.0	—	—	7.0
Fixed maturities available-for-sale	$1,075.8	$39.8	$(2.3)	$1,113.3

(in millions)	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 88.9	$ 3.1	$(0.1)	$ 91.9
Obligations of states and political subdivisions	417.9	23.5	(0.3)	441.1
Fixed maturities issued by foreign governments	1.5	—	—	1.5
Public utilities	23.0	1.5	—	24.5
Corporate securities	344.3	17.7	(0.8)	361.2
Mortgage-backed securities	116.1	2.1	(0.2)	118.0
Preferred stock	5.5	0.1	—	5.6
Fixed maturities available-for-sale	$997.2	$48.0	$(1.4)	$1,043.8

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2004 by contractual maturity for available-for-sale securities are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(in millions)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 63.8	$ 64.6
Due after one year through five years	371.0	382.0
Due after five years through ten years	355.9	375.1
Due after ten years	151.4	156.0
Mortgage-backed securities	133.7	135.6
	$1,075.8	$1,113.3

Realized and unrealized gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities and equity securities for the three years ended December 31 are summarized below:

(in millions)	2004	2003	2002
Net realized gains (losses):			
Fixed maturities	$ 1.6	$ 7.7	$ 1.4
Equity securities	4.2	0.8	(0.1)
	$ 5.8	$ 8.5	$ 1.3
Change in unrealized:			
Fixed maturities	$(9.1)	$(7.7)	$45.4
Equity securities	3.4	6.9	0.3
	$(5.7)	$(0.8)	$45.7

Gross unrealized gains and (losses) relating to investments in equity securities were $10.8 million and $(0.1) million at December 31, 2004.

A total of 480 securities had unrealized losses at December 31, 2004, and the duration of these securities range from one year to thirty years. All but 24 of the securities with unrealized losses were investment-grade fixed-maturity securities acquired by the Company during 2004, and accordingly, each security has been in an unrealized loss position for less than twelve months. The 24 securities with unrealized losses in excess of twelve months were investment-grade long-term bonds and notes which management has the intent and the ability to hold to maturity and had an aggregate unrealized loss of $0.3 million.

Management has concluded that none of the available-for-sale securities with unrealized losses at December 31, 2004 has experienced an other than temporary impairment. This conclusion was based on a number of factors including: (1) there were no securities with fair values less than 80 percent of amortized cost at December 31, 2004, (2) there were no securities rated below investment-grade, and (3) there were no securities for which fair value had been significantly below amortized cost for a period of six months or longer.

The proceeds from sale of investments, net of calls or maturities and gross realized gains (losses) during the years ended December 31, 2004, 2003 and 2002 were as follows:

(in millions)	**2004**	2003	2002
Fixed maturities:			
Proceeds	**$333.7**	$463.0	$339.2
Gross realized gains	**3.2**	8.7	5.7
Gross realized losses	**(1.8)**	(0.8)	(4.0)
Equity securities:			
Proceeds	**$ 15.6**	$ 9.0	$ 1.2
Gross realized gains	**4.3**	1.0	—
Gross realized losses	**(0.1)**	(0.2)	(0.1)

At December 31, 2004, no industry group comprised more than 10 percent of our investment portfolio. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

At December 31, 2004, we did not hold any fixed maturity securities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10 percent of shareholders' equity.

3. Loans Receivable

Loans receivable at December 31, 2004 and December 31, 2003 are summarized as follows:

(in millions)	**2004**	2003
Loans – interest bearing	**$346.8**	$257.6
Conditional sales and other contracts	**1.5**	5.3
	348.3	262.9
Unearned income on loans	**(0.5)**	(0.7)
Allowance for loan losses	**(4.1)**	(3.3)
Deferred loan fees	**0.9**	1.6
	$344.6	$260.5

The average yield on the Company's loan portfolio was 6.76 percent for the year ended December 31, 2004. Average yields are affected by amortization of discounts on loans, prepayment penalties recorded as income, loan fees amortized to income and market interest rate changes.

The activity in the allowance for loan losses for the years ended December 31, 2004, and December 31, 2003, is as follows:

(in millions)	**2004**	2003
Beginning of year	**$ 3.3**	$0.1
Add: Provision for loan losses	**0.9**	0.7
Balance acquired	**—**	2.5
Less: Charge-offs	**(0.1)**	—
Balance at end of year	**$ 4.1**	$3.3

There were no investments in loans for which an impairment has been recognized. The amount of loans in non-accrual status was not material at December 31, 2004.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for risks in the portfolio.

4. Policy and Contract Claims

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

(in millions)	**2004**	2003	2002
Balance at January 1	**$659.6**	$574.5	$561.5
Acquired	**0.8**	—	—
Incurred related to:			
Current year	**213.7**	147.3	136.5
Prior years	**(32.3)**	41.3	(30.7)
Total incurred	**181.4**	188.6	105.8
Paid related to:			
Current year	**19.2**	8.5	10.5
Prior years	**107.1**	95.0	82.3
Total paid	**126.3**	103.5	92.8
Balance at December 31	**$715.5**	$659.6	$574.5

The Company calculates the ultimate loss reserve for title insurance claims by analyzing the dollar amount of claims paid and reported each year accumulated by policy issue year in each subsequent year. The Company considers factors such as historical timing of claims reported and historical timing of claims paid over the period in which policies are effective against actual experience by year of policy issue to determine the amount of claims reserves required for each year for which policies are outstanding.

The Company's increase in 2004 estimated losses related primarily to several large claims for policy year 2004. Reserves for policy years 1999 and prior developed favorably in both 2004 and 2003. The adverse development on prior year loss reserves during 2003 was attributable to the emergence of a few large claims for policy years 2001 and 2002. The favorable development on loss reserves during 2002 was attributable to lower than expected payment levels on recent issue years which included a high proportion of refinance business. The Company will continue to evaluate its title insurance reserves quarterly and adjust its reserves when circumstances dictate that recent trends have moderated significantly.

5. Deposits

Passbook and investment certificate accounts at December 31, 2004 and December 31, 2003 are summarized as follows:

(dollars in millions)	**2004**	2003
Passbook accounts	**$176.1**	$ 80.4
Certificate accounts:		
Less than one year	**138.1**	108.2
One to two years	**25.3**	10.7
Two to three years	**3.8**	2.0
Three to four years	**2.7**	0.8
Four to five years	**27.1**	1.9
	$373.1	$204.0
Annualized average interest rates:		
Passbook accounts	**1.31%**	2.03%
Certificate accounts	**2.95%**	2.79%

6. Facultative Reinsurance

The Company cedes and assumes title policy risks to and from other insurance companies in order to limit and diversify its risk. The Company cedes insurance on risks in excess of certain underwriting limits, which provides for recovery of a portion of losses. The Company remains contingently liable to the extent that reinsuring companies cannot meet their obligations under reinsurance agreements.

Due to statutory limitations, the Company is restricted to purchasing reinsurance from other title companies. Consequently, the Company purchases significantly all its title reinsurance from two other title companies. These title companies have an AM Best rating of A or better, indicating excellent or superior ability to meet their obligations.

The amount of paid and recovered reinsured losses during the three years ended December 31, 2004 is immaterial to operations. The total amount of premiums for assumed and ceded risks was less than 1 percent of title premiums in each of the last three years.

7. Shareholders' Equity

RIGHTS AGREEMENT

The Company has issued one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder to purchase, upon certain triggering events, shares of the Company's Series A Junior Participating Preferred Stock ("Junior Preferred Stock") or Common Stock or other securities, as set forth in the Rights Agreement, as amended, between the Company and State Street Bank and Trust Company, the parent company of the Company's transfer agent. Generally, the Rights will become exercisable if a person or group acquires or announces a tender offer for 20 percent or more of the outstanding shares of Common Stock. Under certain circumstances, the Board of Directors may reduce this threshold percentage to not less than 10 percent.

If a person or group acquires the threshold percentage of Common Stock described above, each Right will entitle the holder, other than such acquiring person or group, to purchase one one-hundredth of a share of Junior Preferred Stock at an exercise price of $85, subject to certain adjustments. As an alternative to purchasing shares of Junior Preferred Stock, if a person or group acquires the threshold percentage of Common Stock, each Right will entitle the holder, other than such acquiring person or group, to buy, at the then current exercise price of the Right, shares of Common Stock having a total market value of twice the exercise price. If the Company is acquired in a merger or other business combination, each Right will entitle the holder, other than such acquiring person or group, to purchase, at the then current exercise price of the Right, securities of the surviving company having a total market value equal to twice the exercise price of the Rights. Following the acquisition by any person of more than the threshold percentage of the outstanding shares of the Company's Common Stock but less than 50 percent of such shares, the Company may exchange one share of Common Stock for each Right (other than Rights held by such person).

The Rights will expire on August 20, 2007 and may be redeemed by the Company at a price of one cent per Right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates.

STOCK OPTIONS AND AWARD PLANS

As of December 31, 2004, the Company had three stock compensation plans which have been approved by the shareholders. Under the 2000 Stock Incentive Plan, as amended (the "2000 Plan"), the Company may grant/award Common Stock, restricted stock, stock options, stock appreciation rights and phantom stock to officers, directors, employees, agents, consultants and advisors of the Company and its subsidiaries, as determined in the discretion of the Executive Compensation Committee of the Board of Directors. Grants or awards covering 1,509,480 shares of Common Stock were made pursuant to the 1991 and 1992 stock plans. All future grants of stock compensation will be granted through the 2000 Plan. As of December 31, 2004, the Company had made awards of 310,554 shares of restricted stock, 100 shares of Common Stock, grants of 58,602 shares of phantom stock designated as cash units and payable solely in cash; and grants covering 748,430 shares, each net of adjustments for forfeitures pursuant to the 2000 Plan. The maximum number of shares of Common Stock authorized for issuance under the 2000 Plan is 3,600,000 subject to adjustment as described in the 2000 Plan. As of December 31, 2004, there were 2,482,314 shares available for future grant under the 2000 Plan.

STOCK OPTIONS

All stock options have been granted with an exercise price equal to the fair market value of a share of Common Stock at the date of grant. All options granted to directors vest ratably over four years and expire ten years from the date of grant; all other options generally vest ratably over four years and expire seven years from the date of grant. The following schedule summarizes stock option activity for the three years ended December 2004:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding, December 31, 2001 (421,145 exercisable)	1,493,901	$29	
Granted	16,000	32	$17.92
Exercised	151,757	19	
Forfeited	71,502	32	
Options outstanding, December 31, 2002 (616,630 exercisable)	1,286,642	$30	
Granted	—	—	
Exercised	358,398	29	
Forfeited	12,000	44	
Options outstanding, December 31, 2003 (532,738 exercisable)	916,244	$30	
Granted	—	—	
Exercised	380,031	30	
Forfeited	7,000	38	
Options outstanding, December 31, 2004 (408,213 exercisable)	529,213	$30	

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$14.31 – $20.06	81,963	2.58	$18.59	81,963	$18.59
26.50 – 26.50	201,250	3.95	26.50	140,250	26.50
27.70 – 32.04	42,000	6.20	29.67	42,000	29.67
36.80 – 36.80	178,000	3.13	36.80	118,000	36.80
43.60 – 54.04	26,000	2.06	48.57	26,000	48.57
	529,213	3.55	$30.08	408,213	$29.62

RESTRICTED STOCK

Restricted stock and related cash units may be granted pursuant to the 2000 Plan and vest ratably over four years.

	2004		2003		2002	
	Restricted Stock	**Cash Units**	Restricted Stock	Cash Units	Restricted Stock	Cash Units
Outstanding grants at start of year	**257,005**	**71,820**	120,400	—	—	—
New shares granted	**26,168**	**13,158**	169,180	71,820	120,400	—
Shares forfeited	**(5,194)**	**(1,480)**	—	—	—	—
Shares vested	**(88,901)**	**(24,896)**	(32,575)	—	—	—
Outstanding grants at end of year	**189,078**	**58,602**	257,005	71,820	120,400	—

SAVINGS AND STOCK OWNERSHIP PLAN

The Company has registered 3,100,000 shares of Common Stock for use in connection with the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan. Substantially all of the employees of the Company are eligible to participate in the Plan.

Prior to July 1, 2002, the Company provided the Plan Trustee with funds to purchase shares on the open market to use in matching employee contributions. After that date, the Company has matched employee contributions in cash. The level of contributions to the Plan is discretionary and set by the Board of Directors annually. The total number of shares purchased and allocated to employees, including both company match and employee contributions in 2004, 2003 and 2002 were 121,456, 107,547 and 184,656, respectively, at a cost of $5.4 million, $4.8 million and $5.5 million, respectively. Amounts charged to income by the Company for its matching contributions were $12.8 million, $11.9 million and $10.3 million for 2004, 2003 and 2002, respectively.

Effective January 1, 2005, the Company's Savings and Stock Ownership Plan was amended to comply with the safe harbor provisions of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code of 1986, as amended. The amendment provides immediate vesting on all Company matching contributions made after January 1, 2005, removes the one-year waiting period for new participants to receive matching contributions and increases the matching contributions that the Company will make to employee accounts under the plan.

DEFERRAL PLANS

Pursuant to the Company's Executive Voluntary Deferral Plan and Outside Directors Deferral Plan, executives and directors can defer eligible compensation into deferred stock units or a cash account bearing interest at a fixed rate of return. Under the terms of the original plans, deferred stock units were settled by a cash payment to the plan participant. Effective April 24, 2002, the Company amended the deferral plans to provide for the settlement of deferred stock units in the Common Stock of the Company. Effective January 1, 2004, the Executive Voluntary Deferral Plan and the Outside Directors Deferral Plan were amended to provide a maximum of 800,000 and 100,000, respectively, of Common Stock that can be issued under the plans. A trust has been established to hold the shares of Common Stock to be used to fund payments to executives and directors. The Company provides the trustee of the Plans with the funds to purchase shares of Common Stock on the open market to match the number of deferred stock units credited to participants' accounts under the deferral plans. The aggregate number of shares purchased by the trustee of the plans in 2004 was 59,336 at a cost of $2.7 million.

CONVERTIBLE DEBT

In November and December 2003, the Company issued $115.0 million of the Company's 3.125 percent Convertible Senior Debentures due 2033 (the "2003 debentures") through a private placement. The 2003 debentures are convertible into shares of the Company's Common Stock at the current conversion rate of 14.9478 shares per $1,000 principal amount of the debentures, which is equivalent to a conversion price of $66.90 per share of Common Stock. The conversion rate is subject to adjustment upon the occurrence of certain specified events. Upon conversion, the Company will deliver cash or Common Stock equal to the lesser of the aggregate principal amount of the 2003 debentures to be converted or the Company's total conversion obligation and cash or Common Stock in respect of the remainder, if any, of the Company's conversion obligation. (See Note 21 for additional information) The Company may redeem some or all of the 2003 debentures at any time on or after November 2010. The holders may also require the Company to repurchase the 2003 debentures for cash or Common Stock at five designated repurchase dates as defined in the indenture. Holders may convert the 2003 debentures into cash and shares, if any, of the Company's Common Stock prior to stated maturity, under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) commencing after December 31, 2003, and before December 31, 2028, if the last reported sale price of the Company's Common Stock is greater than or equal to 125 percent of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (2) at any time on or after January 1, 2029, if the last reported sale price of the Company's Common Stock on any date on or after December 31, 2028, is greater than or equal to 125 percent of the conversion price; (3) subject to certain limitations, during the five business day period after any five consecutive trading day period in which the trading price per 2003 debenture for each day of that period was less than 98 percent of the product of the conversion rate and the last reported sale price of the Company's Common Stock; (4) if the Company calls the 2003 debentures for redemption; (5) upon the occurrence of certain corporate transactions; or (6) if the Company obtains credit ratings for the 2003 debentures, at any time when the credit ratings assigned to the 2003 debentures are below the specified levels in the indenture. At December 31, 2004 none of the 2003 debentures had been converted or redeemed.

In May 2004, the Company issued approximately $125.0 million principal amount of the Company's 3.25 percent Convertible Senior Debentures due 2034 (the "2004 debentures") through a private placement. The 2004 debentures are convertible into shares of the Company's Common Stock at current conversion rate of 18.4153 shares per $1,000 principal amount of the 2004 debentures, which is equivalent to a conversion price of approximately $54.30 per share of Common Stock. The conversion rate is subject to adjustment upon the occurrence of certain specified events. Upon conversion, the Company will deliver cash equal to the lesser of the aggregate principal amount of 2004 debentures to be converted and the Company's total conversion obligation and Common Stock in respect of the remainder, if any, of the Company's conversion obligation. Holders may convert the 2004 debentures into cash and shares, if any, of the Company's Common Stock prior to stated maturity, under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) commencing after June 30, 2004, and before June 30, 2029, if the last reported sale price of the Company's Common Stock is greater than or equal to 125 percent of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (2) at any time on or after July 1, 2029 if the last reported sale price of the Company's Common Stock on any date on or after June 30, 2029 is greater than or equal to 125 percent of the conversion price; (3) subject to certain limitations, during the five business day period after any five consecutive trading day period in which the trading price per 2004 debenture for each day of that period was less than 98 percent of the product of the conversion rate and the last reported sale price of the Company's Common Stock; (4) if the Company calls the 2004 debentures for redemption; (5) upon the occurrence of certain corporate transactions; or (6) if the Company obtains credit ratings for the 2004 debentures, at any time when the credit ratings assigned to the 2004 debentures are below the specified levels in the indenture. As of December 31, 2004, none of the debentures had been converted or redeemed.

Concurrently with the sale of the 2004 debentures, the Company entered into a bond hedge transaction designed to mitigate the potential dilution from the conversion of the 2004 debentures. Under the ten year term of the bond hedge transaction, the Company may exercise an option to require a counterparty to deliver to the Company shares of Company Common Stock based at a price approximately equal to the conversion price of the 2004 debentures.

The cost of the bond hedge transaction was partially offset by the Company's sale to a counterparty of warrants to acquire up to 2,301,894 shares of the Company's Common Stock. The warrants are initially exercisable at a price of approximately $63.98 per share, subject to adjustment. The warrants may be settled through a net share settlement based on the amount by which the then current market price of the Company's Common Stock exceeds the exercise price.

COMPREHENSIVE INCOME

The Company has elected to display comprehensive income in the statements of shareholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods.

A summary of unrealized gains (losses) and reclassification adjustments, net of tax, of available-for-sale securities for the years ended December 31, 2004, 2003 and 2002 follows:

(in millions)	**2004**	2003	2002
Unrealized holding (losses) gains arising during the period	**$(5.5)**	$(5.6)	$30.3
Reclassification adjustment for gains (losses) previously included in other comprehensive income (net of tax expense (benefit) of $1.1 million – 2004; $2.8 million – 2003 and $0.4 million – 2002)	**1.9**	5.1	(0.6)
Net unrealized holding (losses) gains arising during the period	**$(3.6)**	$(0.5)	$29.7

Net unrealized gains totaled $48.2 million and $53.9 million at December 31, 2004 and December 31, 2003, respectively.

8. Statutory Financial Condition and Results of Operations

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities. Combined statutory equity of the Company's insurance subsidiaries was $478.8 million and $460.1 million at December 31, 2004 and 2003, respectively. The difference between statutory equity and equity determined on the basis of accounting principles generally accepted in the United States is primarily due to differences between the provision for policy and contract claims included in the accompanying financial statements and the statutory unearned premium reserve, which is calculated in accordance with statutory requirements, and statutory regulations that preclude the recognition of certain assets and limit the recognition of goodwill and deferred income tax assets. Statutory net income for the Company's insurance subsidiaries was $109.9 million, $163.1 million and $128.9 million in 2004, 2003 and 2002, respectively.

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by insurance regulatory authorities. These regulatory authorities recognize only statutory accounting practices prescribed or permitted by their individual state for determining and reporting the financial condition and results of operations of an insurance company and for determining their solvency. The National Association of Insurance Commissioners' ("NAIC") *Accounting Practices and Procedures* manual

("NAIC SAP") has been adopted as a component of prescribed or permitted practices by each of the states that the Company is regulated in. Each of the states have adopted a material prescribed accounting practice that differs from that found in NAIC SAP. Specifically, amounts added to the Statutory Premium Reserve are released more rapidly in the first three years of the twenty year release period under NAIC SAP than is allowed by state statute. Additionally, there are differences between NAIC SAP and state statute for allowable assets in the areas of deferred taxes, goodwill and EDP equipment.

A reconciliation of the Company's insurance subsidiaries' net statutory surplus between NAIC SAP and practices prescribed and permitted by these states at December 31 is shown below:

(in millions)	**2004**	2003	2002
Statutory surplus	**$478.8**	$460.1	$497.9
State prescribed practices:			
Release of statutory premium reserve	**89.7**	40.9	17.9
Deferred taxes	**1.8**	1.6	1.9
EDP equipment	**2.1**	2.1	1.4
Goodwill	**2.8**	4.5	1.2
Total adjustments	**96.4**	49.1	22.4
Statutory surplus, NAIC SAP	**$575.2**	$509.2	$520.3

In a number of states, the Company's insurance subsidiaries are subject to regulations which require minimum amounts of statutory equity and which require that the payment of any extraordinary dividends receive prior approval of the Insurance Commissioners of these states. An extraordinary dividend is generally defined by various statutes in the state of domicile of the subsidiary insurer. Under such statutory regulations, net assets of consolidated insurance subsidiaries aggregating $83.0 million is available for dividends, loans or advances to the Company during the year 2005.

In addition, the credit agreement with SunTrust Bank (See Note 14) contains certain covenants which would limit future dividend payments by the Company. Management does not believe, however, that these restrictions will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate.

At December 31, 2004, the Company's insurance and industrial bank subsidiaries had $24.8 million on deposit with various state regulatory agencies that are shown primarily as investments on the consolidated balance sheet.

9. Investment Income

Earnings on investments and net realized gains for the three years ended December 31 follow:

(in millions)	**2004**	2003	2002
Fixed maturities available-for-sale	**$47.9**	$47.9	$50.5
Equity securities	**2.4**	2.0	0.4
Short-term investments	**2.8**	2.6	2.2
Loans receivable	**20.0**	1.6	0.1
Other investment income	**0.8**	0.1	—
Net realized gains	**5.8**	8.5	1.3
Total investment income	**79.7**	62.7	54.5
Investment expenses	**(2.1)**	(2.1)	(1.5)
Net investment income	**$77.6**	$60.6	$53.0

10. Income Taxes

The Company and its majority-owned subsidiaries file a consolidated federal income tax return. Significant components of the Company's deferred tax assets and liabilities at December 31, 2004 and 2003 were as follows:

(in millions)	**2004**	2003
Deferred tax assets:		
Deferred income	**$ 81.0**	$ 65.0
Policy and contract claims	**68.0**	62.6
Employee benefit plans	**32.0**	28.7
Goodwill	**30.0**	39.7
Pension liability	**16.5**	17.8
Tax and flood claims	**9.6**	—
Convertible debt	**9.2**	—
Allowance for bad debts	**4.9**	6.3
Other	**4.7**	4.0
Total deferred tax assets	**255.9**	224.1
Deferred tax liabilities:		
Other intangibles	**66.5**	48.1
Unrealized gains	**16.7**	18.9
Fixed assets	**10.0**	8.6
Title plants	**9.0**	8.9
Capitalized system development costs	**1.4**	1.4
Other	**2.8**	4.0
Total deferred tax liabilities	**106.4**	89.9
Net deferred tax asset	**$149.5**	$134.2

A valuation allowance would be established for any portion of a deferred tax asset that management believes may not be realized. At December 31, 2004 and 2003, no valuation allowance was provided.

The breakout of the Company's income tax expense between current and deferred is as follows:

(in millions)	2004	2003	2002
Current:			
Federal	$ 87.0	$100.0	$52.5
State	8.9	4.9	2.1
Total	95.9	104.9	54.6
Deferred:			
Federal	(11.6)	(0.1)	24.9
State	(4.5)	—	0.9
Total	(16.1)	(0.1)	25.8
Net tax expense	$ 79.8	$104.8	$80.4

The provision for income tax differs from the amount of income tax determined by applying the U.S. statutory income tax rate (35 percent) to pre-tax income as a result of the following:

(in millions)	2004	2003	2002
Tax expense at federal statutory rate	$79.1	$103.9	$80.4
Federal tax credits	(1.7)	(1.3)	(0.7)
Nontaxable interest	(5.0)	(5.1)	(4.9)
Dividend deductions	(0.5)	(0.4)	(0.6)
Company-owned life insurance	(1.1)	(0.6)	(0.2)
Meals and entertainment	5.2	4.9	3.0
State income taxes, net of federal benefit	2.9	3.2	2.0
Other, net	0.9	0.2	1.4
Income tax expense	$79.8	$104.8	$80.4

Taxes paid were $103.5 million in 2004, $120.3 million in 2003 and $35.3 million in 2002.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

(in millions except per common share amounts)	2004	2003	2002
Numerator:			
Net income – numerator for diluted earnings per share	$146.3	$192.1	$149.4
Numerator for basic earnings per share	$146.3	$192.1	$149.4
Denominator:			
Weighted average shares – denominator for basic earnings per share	18.1	18.4	18.4
Effect of dilutive securities:			
Employee stock options	0.2	0.2	0.2
Denominator for diluted earnings per share	18.3	18.6	18.6
Basic earnings per common share	$ 8.07	$10.43	$8.10
Diluted earnings per common share	$ 8.01	$10.31	$8.04

12. Pensions and Other Postretirement Benefits

The Company has pension and other retirement benefit plans covering substantially all employees. On December 31, 2004, the Company froze the accumulation of benefits available under its principal defined benefit pension plan. Effective December 31, 2004 the Company ceased future accruals to the retirement plan accounts of all plan participants (other than annual interest credits on account balances), caused the accrued benefits of participants to be fully vested as of December 31, 2004 and limited participation in the plan to those individuals who were participants in the plan as of December 31, 2004.

Until December 31, 2004, the Company's principal pension plan was a non-contributory, qualified, defined benefit pension plan that provided benefits based on a cash balance formula. Each participant's account was credited annually with an amount equal to 2-5 percent of the participant's annual compensation based on the participant's age and years of credited service. Additionally, each participant's account balance will be credited with interest based on the 10-year treasury bond rate published in November preceding the applicable plan year. Prior to January 1, 1999, the Company maintained two separate non-contributory defined benefit plans, which were merged into the current plan. Participants prior to January 1, 1999, who met the requirements for early retirement on that date, may elect to receive their retirement benefits under the applicable prior plan or formula. The Company's policy was to fund all accrued pension costs.

Additionally the Company sponsors a postretirement benefit plan that provides for postretirement health care and life insurance benefits to employees hired by the Company prior to January 1, 2000. The Company also sponsors non-qualified, unfunded supplemental benefit plans covering key management personnel.

Obligations, funded status and net amount recognized at December 31 are as follows:

(in millions)	Pension Benefits 2004	Pension Benefits 2003	Other Benefits 2004	Other Benefits 2003
Change in benefit obligation:				
Benefit obligation at beginning of year	**$267.7**	$231.0	**$ 60.3**	$ 61.0
Service cost	**12.5**	9.3	**0.8**	0.7
Interest cost	**15.0**	14.5	**3.1**	3.8
Plan participants' contributions	—	—	**1.0**	0.8
Effect of Medicare Act	—	—	**(4.7)**	—
Actuarial loss (gain)	**4.4**	31.6	**(2.9)**	(1.7)
Curtailments	**(13.7)**	—	—	—
Benefits paid	**(26.0)**	(18.7)	**(4.3)**	(4.3)
Benefit obligation at end of year	**$259.9**	$267.7	**$ 53.3**	$ 60.3
Change in plan assets:				
Fair value of plan assets at beginning of year	**$197.9**	$183.2	$ —	$ —
Actual return on plan assets	**19.3**	23.3	—	—
Refund of plan assets	—	—	—	—
Company contributions	**26.0**	10.2	—	—
Plan participants' contributions	—	—	—	—
Benefits paid	**(26.0)**	(18.8)	—	—
Fair value of plan assets at end of year	**$217.2**	$197.9	$ —	$ —
Funded status of the plan (underfunded)	**$ (42.7)**	$ (69.8)	**$(53.3)**	$(60.3)
Unrecognized net actuarial loss	**76.8**	93.4	**1.4**	9.5
Unrecognized transition obligation	—	—	**9.4**	10.6
Unrecognized prior service cost	—	(6.4)	**1.2**	1.6
Contribution made between measurement date and year end	—	16.0	—	—
Minimum pension liability adjustment in accumulated comprehensive income	**(76.8)**	(80.8)	—	—
Accrued benefit cost	**(42.7)**	(47.6)	**(41.3)**	(38.6)
Accumulated other comprehensive income	**76.8**	80.7	—	—
Net amount recognized	**$ 34.1**	$ 33.1	**$(41.3)**	$(38.6)

The accumulated benefit obligation for all defined benefit pension plans was $259.9 million and $261.5 million at December 31, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $259.9 million, $259.9 million and $217.2 million, respectively, as of December 31, 2004, and $267.7 million, $261.5 million and $197.9 million, respectively, as of December 31, 2003.

(in millions)	Pension Benefits 2004	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2004	Other Benefits 2003	Other Benefits 2002
Components of net periodic pension cost:						
Service cost	**$ 12.5**	$ 9.3	$ 8.1	**$0.8**	$0.7	$0.9
Interest cost	**15.0**	14.5	14.9	**3.1**	3.8	3.4
Expected return on plan assets	**(17.3)**	(17.4)	(18.0)	—	—	—
Amortization of unrecognized transition (asset) obligation	—	—	—	**1.2**	1.2	1.1
Prior service cost recognized	**(1.6)**	(1.8)	(1.7)	**0.5**	0.4	0.5
Gain due to settlement or curtailment	**(4.8)**	—	—	—	—	—
Recognized gain	**5.2**	1.3	—	—	0.3	—
Net periodic benefit cost	**$ 9.0**	$ 5.9	$ 3.3	**$5.6**	$6.4	$5.9

Component of Comprehensive Income:

(in millions)	Pension Benefits 2004	2003	Other Benefits 2004	2003
(Decrease) increase in minimum liability included in other comprehensive income	**$(3.9)**	$24.8	**$—**	$—

ASSUMPTIONS

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Benefits	
	2004	2003	**2004**	2003
Discount rate	**6.00%**	6.00%	**6.00%**	6.75%
Rate of compensation increase	**4.63%**	4.63%	**4.63%**	4.63%

Weighted-average assumptions used to determine net cost for years ended December 31:

	Pension Benefits		Other Benefits	
	2004	2003	**2004**	2003
Discount rate	**6.00%**	6.75%	**6.00%**	6.00%
Expected return on plan assets	**8.00%**	8.50%	**N/A**	N/A
Rate of compensation increase	**4.63%**	4.63%	**4.63%**	4.63%

Assumed health care cost trend rates at December 31:

	2004	2003
Health care cost trend rate assumed for next year	**11.00%**	12.00%
Rate that the cost trend rate gradually declines to	**5.50%**	5.50%
Year that the rate reaches the rate it is assumed to remain at	**2011**	2011

Assumed health care cost trend rates has a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	**One-Percentage-Point Increase**	**One-Percentage-Point Decrease**
Effect on total of service and interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.7	$(1.5)

The Company's pension plan asset allocation at December 31, 2004 and 2003 and target allocation for 2005 by asset category are as follows:

	Target Allocation	Percentage of Plan Assets	
	2005	**2004**	2003
Equity securities	55.0%	**56.0%**	50.7%
Debt securities	35.0%	**34.5%**	40.2%
Other	10.0%	**9.5%**	9.1%
Total	100.0%	**100.0%**	100.0%

The Company anticipates that its weighted average long-term rate of return will be 8.0 percent. This was developed based on the Company's analysis of the anticipated returns for the assets based on the Company's targeted asset allocation. The Company's investment strategy is to provide average market returns through the strategic use of equity and fixed-income and alternative investments to ensure both liquidity and stability of the portfolio. It is anticipated that the current mix of investments will enable the plan to meet its expected rate of return while maintaining principal throughout a variety of market conditions.

CASH FLOWS

Employer contributions to the Company's defined benefit plan were $26.0 million and $26.2 million in 2004 and 2003, respectively. The Company anticipates making contributions of between $10 million and $20 million in 2005. The Company did not contribute to other benefit plans in 2004 and 2003 nor does it anticipate contributing amounts in 2005.

Contributions by participants to the other benefit plans were approximately $1.0 million and $0.8 million for the years ending December 2004 and 2003, respectively.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in millions)	Pension Benefits	Other Benefits
2005	$ 29.9	$ 4.3
2006	24.8	4.1
2007	25.8	4.2
2008	27.0	4.2
2009	27.0	4.2
Years 2010-2014	151.1	21.5

The measurement date for both the pension and postretirement benefits valuations was September 30, 2004.

13. Commitments and Contingencies

LEASE COMMITMENTS

The Company conducts a major portion of its operations from leased office facilities under operating leases that generally expire over the next 10 years but are renewable. Additionally, the Company leases data processing and other equipment under operating leases, which for the most part are renewable, that generally expire over the next five years.

Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004.

(in millions)	
2005	$ 61.1
2006	46.7
2007	34.1
2008	23.0
2009	10.6
Thereafter	5.5
	$181.0

Rent expense was $87.3 million, $75.1 million and $63.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In 2000 and 2001, the Company entered into sale-leaseback transactions whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchaser over periods of 5 and 7 years. The resulting leases are being accounted for as operating leases and the resulting gain is being amortized over the life of the lease. The leases require the Company to pay customary operating and repair expenses and to observe certain covenants. These leases contain a renewal option at lease termination and a purchase option at an amount approximating fair market value at lease termination.

Future scheduled minimum lease payments under non-cancelable operating leases entered into in connection with the sale-leaseback transactions as of December 31, 2004 are as follows:

(in millions)	
2005	$6.5
2006	5.8
2007	4.5
2008	1.1
Total minimum lease payments	$17.9

OTHER COMMITMENTS AND GUARANTEES

In November 2002, FASB issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements Including Guarantees of Indebtedness of Others* ("FIN 45"). The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 15, 2002. Adoption of this standard did not have a material impact on the Company's financial position or results of operations. The Company had guarantees of indebtedness of others of approximately $4.4 million at December 31, 2004, and $6.1 million at December 31, 2003.

The Company's bank subsidiary regularly commits to fund loans. The amount of such commitments was not material as of December 31, 2004.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company's banking subsidiary loan portfolio is collateralized primarily by commercial and residential real estate properties throughout Southern California. As a result, the loan portfolio consists of similar property types in the same region. Although the Company has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of Southern California.

The Company's tax and flood business acquired in October 2003 had two customers that represented approximately 40 percent and 59 percent of total fees received for the years ended 2004 and 2003, respectively.

Although the Company conducts its business on a national basis through a network of branch and agency offices, approximately 49 percent and 47 percent of consolidated title revenues for the year ended December 31, 2004 and 2003, respectively, were generated in the states of California, Texas, Florida, New York and Pennsylvania.

OTHER CONTINGENCIES

The Company is and has been periodically subject to information requests and subpoenas from the states relating to investigations of the business practices of the Company and the title insurance industry. Multiple states are specifically investigating captive reinsurance. Since the inception of the reinsurance programs in 1997 through 2004, reinsurance premiums paid by the Company to the reinsurers have totaled approximately $12 million. The revenues from these programs were not material to the results of operations. Based on information known to management, the Company cannot predict the outcome of these investigations.

14. Credit Arrangements

A summary of the Company's debt and credit arrangements are as follows:

(in millions)	2004	2003
3.125% senior convertible debentures, due November 2033	$115.0	$115.0
3.25% senior convertible debentures, due May 2034	125.0	—
7.16% senior notes, due 2006	50.0	50.0
7.45% senior notes, due 2008	50.0	50.0
7.88% senior notes, due 2011	50.0	50.0
Senior Credit Facility, due November 6, 2008	—	—
Borrowings from Federal Home Loan Bank Board	51.1	43.6
Other notes with maturities through 2008, average rate approximately 5.4%	24.3	18.8
	$465.4	$327.4

On November 6, 2003, the Company entered into a new credit arrangement with SunTrust Bank, individually and as administrative agent for a syndicate of other banks, pursuant to which a credit facility, in the aggregate principal amount of up to $200.0 million, was established. This line of credit replaced the Company's prior six-year credit facility with Bank of America that expired in November 2003. The credit facility is a five-year senior unsecured revolving credit facility, which will terminate with all amounts being due and payable on November 6, 2008, unless extended as provided in the credit agreement. In March, April and October 2004, the Company amended its credit facility with SunTrust Bank. The material terms of the amendments revise certain restrictive covenants to increase the Company's flexibility to incur other indebtedness; make loans to agents; declare or pay cash dividends to its shareholders and purchase, redeem or otherwise acquire shares of its capital stock or warrants, rights or options to acquire any such shares for cash; use a Rabbi Trust to purchase, redeem or otherwise acquire shares of its Common Stock; and guaranty indebtedness of its subsidiaries, affiliates or agents of its subsidiaries. The facility contains certain restrictive covenants, including a minimum debt to capitalization ratio, a debt service coverage ratio and maintenance of statutory surplus. The Company was in compliance with all such covenants at December 31, 2004.

Interest accrues on the outstanding principal balance of the loans, at the Company's option, based on (i) LIBO (reserve adjusted) for 30, 60, 90 or 180 days with respect to any Eurodollar Borrowing plus a margin determined by the Company's leverage ratio or (ii) SunTrust's Base Rate as defined in the credit agreement. In the event of any default, interest on the outstanding principal balance of the loans will accrue at a rate equal to SunTrust's Base Rate plus 2.0 percent per annum.

In May 2004 the Company issued $125.0 million principal amount of its 3.25 percent Convertible Senior Debentures due 2034 through a private placement. The 2004 debentures are convertible into common shares of the Company at an equivalent price of $54.30 per share. See additional information in Notes 7 and 21. The Company may redeem some or all of the senior convertible debentures at any time on or after May 2014. The holders may also require the Company to repurchase the debentures for cash at four designated repurchase dates as defined in the indenture.

On November 26, 2003 the Company issued $115.0 million of its 3.125% Convertible Senior Debentures due 2033 through a private placement. The debentures are convertible into common shares of the Company at $66.90 per share (see additional information in Notes 7 and 21). The Company may redeem some or all of the senior convertible debentures at any time on or after November 15, 2010. The holders may also require the Company to repurchase the debentures for cash at five designated repurchase dates as defined in the indenture. Additionally, the Company may be required to pay contingent interest during interest periods beginning in 2010, depending on the trading price of the debentures, as defined in the indenture.

The Company's banking subsidiary has a line of credit with the Federal Home Loan Bank Board of San Francisco ("FHLB") in the amount of $51.1 million at December 31, 2004. All advances under this line of credit were collateralized with loans receivable and FHLB stock. These borrowings, which included fixed term, fixed and variable rate advances maturing 2005 through 2009, bear or carry interest rates ranging from 1.9 percent to 3.94 percent.

The aggregate annual maturities for notes and contracts payable in each of the five years after December 31, 2004, are as follows:

(in millions)	
2005	$16.3
2006	76.2
2007	19.3
2008	57.5
2009	3.6

Interest paid was $23.1 million, $12.8 million and $12.2 million in 2004, 2003 and 2002, respectively.

15. Pending Legal Proceedings

GENERAL

The Company and its subsidiaries are involved in certain litigation arising in the ordinary course of their businesses. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company believes, based on current knowledge, that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

LITIGATION NOT IN THE ORDINARY COURSE OF BUSINESS

On September 5, 2002, Thomas Branick and Ardra Campbell filed a representative suit on behalf of the general public against Southland Title Corporation ("Southland"), a subsidiary of the Company, in the Los Angeles Superior Court (Case No. BC 280961). The Complaint, as amended, pleads causes of action for unfair competition (California Business and Professions Code §§ 17200, et. seq.) and unfair business practices (California Business and Professions Code §§ 17500, et. seq.) and generally alleges that Southland improperly charged its customers for recording documents incident to real estate transactions and overcharged its customers for administrative fees. Plaintiffs seek injunctive relief and restitution. On September 3, 2004, the trial court granted Southland's Motion for Judgment on the Pleadings and on September 16, 2004 entered a final judgment dismissing this case. On November 15, 2004, Plaintiffs filed a Notice of Appeal of the judgment and the matter is currently pending in the Second District of the California Court of Appeal. Southland intends to vigorously defend the appeal. The parties are exploring opportunities for potential settlement and have agreed to participate in nonbinding Court of Appeal sponsored mediation scheduled for April 4, 2005. Based on the fact that the suit is still in its initial stages, at this time no estimate of the amount or range of loss that could result from an unfavorable outcome can be made.

On May 9, 2000, Romeo Jergess filed a putative class action suit (the "Jergess Suit") in the United States District Court for the Eastern District of Michigan,

Southern Division (Case No. 00-72124) against Transnation Title Insurance Company ("Transnation"), a subsidiary of the Company. The suit alleges that Transnation's rate for an owner's title insurance policy, charged in accordance with rates for new construction filed with the Insurance Bureau of the State of Michigan, are less than the rate paid by the lender for a simultaneously issued lender's title insurance policy, and that the lower rate paid by the builder/developer for the owner's policy involves an illegal kickback for a referral and an illegal splitting of fees in violation of the Real Estate Settlement Procedures Act ("RESPA"). On April 27, 2001, a similar suit was filed by Elaine Miller (the "Miller Suit") in the same court (Case No. 01-71647) against Lawyers Title Insurance Corporation ("Lawyers Title"), a subsidiary of the Company. The plaintiffs in both suits seek an unspecified amount of damages equal to three times the amount of the charge for each simultaneously issued lender's title insurance policy in connection with a new home purchase commencing with the period one year before the filing of each complaint, plus costs, interest and attorneys' fees. Transnation and Lawyers Title have engaged a forensic accountant to review plaintiffs' estimate that the charges collected for such policies by Transnation and Lawyers Title from the class as originally defined is approximately $15 million. The Jergess Suit and the Miller Suit were consolidated on July 18, 2002 with cases pending against First American Title Insurance Company and Chicago Title Insurance Company. On December 5, 2002, the court certified a class defined as all individuals who, during the period commencing prior to one year of the filing of the applicable suit and ending on October 30, 2002, purchased a newly constructed one-to four-family dwelling or condominium and were charged for a lender's title insurance policy allegedly in violation of RESPA. On February 12, 2003, the United States Court of Appeals for the Sixth Circuit denied Transnation's and Lawyers Title's petitions for an interlocutory appeal of the class certification order. On October 30, 2003, the judge ordered that individuals otherwise meeting the class definition, but who closed transactions involving relevant policies between October 31, 2002 through October 30, 2003 would not be subject to a statute of limitations defense raised by Transnation Title or Lawyers Title between October 30, 2003 and October 31, 2004. On October 28, 2004, Transnation and Lawyers Title stipulated to an order that individuals otherwise meeting the class definition, but who closed transactions involving relevant policies between October 31, 2002 through October 30, 2004, would not be subject to a statute of limitations defense raised by Transnation or Lawyers Title between October 30, 2004 and October 31, 2005. The court currently has under consideration a motion to proceed to trial with the certified class as originally defined. On January 13, 2005, the court denied Transnation's and Lawyers Title's motion to dismiss the case for lack of standing. On February 7, 2005, the court dismissed without prejudice Transnation's and Lawyers Title's Motion for Partial Summary Judgment with respect to those members of the class covered by the affiliated business exception under RESPA with the court indicating that the parties could resubmit the motion with additional information. The court has not yet ruled on the parties' cross Motions for Summary Judgment on Count II of plaintiffs' complaint alleging an illegal splitting of fees under RESPA. The parties have agreed to participate in nonbinding mediation scheduled for May 3-4, 2005. A trial date has been set for July 18, 2005. Transnation and Lawyers Title intend to vigorously defend the consolidated suits.

On June 22, 2004, Gateway Title Company, Inc., Commonwealth Land Title Company, Inc. and LandAmerica Financial Group, Inc. ("Plaintiffs") filed a Complaint, subsequently amended by a First Amended Complaint filed June 25, 2004, in the Superior Court of California, County of Los Angeles, Central District, against the Mercury Company and its affiliates Financial Title, Alliance Title, Investors Title and various individuals including Joseph DiChiacchio, a former manager of LandAmerica (Case No. BC 317441) (collectively, the "Defendants"). The lawsuit claims substantial monetary and punitive damages for unfair competitive business practices in conjunction with Plaintiffs' loss of over 200 employees in California, most of which appears to have occurred within an approximately twelve month period. On August 12, 2004, the court granted a Temporary Restraining Order, followed by a request for a Preliminary Injunction, which was granted September 27, 2004 against the Defendants based upon a showing of significant likelihood of Plaintiffs prevailing on the merits combined with irreparable harm to Plaintiffs if injunctive relief did not issue. The injunctive relief generally prohibited the solicitation of Plaintiffs' employees. The preliminary injunctive relief has now expired and discovery and the calculation of damages are underway. On December 13, 2004, Alliance Title Company, Inc., Financial Title Company, Inc., Roberto Olivera and Ray Arias filed a Cross-Complaint for unfair competitive business practices. On December 13, 2004, Mr. DiChiacchio also filed a Cross-Complaint alleging similar claims, including back wages and additional bonus payments. Plaintiffs, are disputing and intend to vigorously defend the Cross-Complaints. A trial date has been set for October 3, 2005. Management believes that damages caused to Plaintiffs by Defendants far exceed any claim of offset raised in the Cross-Complaints.

16. Acquisition

BUSINESS COMBINATIONS

During the years ended December 31, 2004 and 2003, the Company completed 27 and 19 acquisitions, respectively. These acquisitions were intended to grow the Company's title operations and expand its real estate transaction services portfolio. The acquisitions have been accounted for using the purchase method of accounting and each acquisition's results have been included in the consolidated financial statements since the acquisition date. The useful life of all assets recorded in purchase accounting is based on market conditions, contractual terms and other appropriate factors.

The following acquisition was considered material and is included in the Lender Services segment:

On October 1, 2003, the Company purchased 100 percent of the issued and outstanding stock of LandAmerica Tax & Flood ("LATF") formerly known as LERETA for approximately $221.1 million in cash. In connection with the closing of the acquisition the Company entered into a stock purchase agreement, non-competition agreements with certain shareholders, a non-solicitation agreement with certain shareholders and employment agreements with certain employees. The non-competition agreements prohibit certain shareholders from engaging in activities related to the business of LATF for a period of three years following the date of specified events. The non-solicitation agreement prevents shareholders from employing any employee of the Company for a period of one year after closing and the employee has ceased employment with the Company.

The fair value of assets acquired and liabilities assumed in the LATF acquisition were as follows:

(in millions)	
Tangible assets acquired	$ 118.2
Intangible assets:	
Customer relationships	86.8
Capitalized software	14.8
Goodwill	188.0
Liabilities assumed	(186.7)
Total purchase price	$ 221.1

Selected unaudited pro forma combined results of operations for the years ended December 31, 2003 and 2002, assuming the acquisition had occurred as of January 1, 2002, and using actual general and administrative expenses prior to the acquisition, are set forth below:

(dollars in millions, except per share amounts)	2003	2002
Total revenue	$3,501.0	$2,672.0
Net earnings	$ 204.0	$ 143.1
Basic earnings per share	$ 11.07	$ 7.76
Diluted earnings per share	$ 10.94	$ 7.70

The Company also acquired businesses that were not material, individually or in the aggregate in 2004 as follows: 10 in the Title Insurance segment, 7 in the Lender Services segment and 10 the Corporate and Other segment. Total cost and goodwill recognized in all acquisitions made by the Company were $202.1 million and $120.4 million in 2004, $363.1 million and $222.2 million in 2003, $13.2 million and $11.0 million in 2002. There was $6.4 million, $46.3 million and $7.7 million of tax deductible goodwill associated with these acquisitions in 2004, 2003 and 2002, respectively. The Company is currently finalizing the results of its purchase price allocations since several acquisitions were completed at the end of 2004.

Substantially all of the acquisitions in 2004 have escrow agreements where a portion of the consideration has been placed in escrow until predetermined criteria have been met. Additionally, in certain instances, the Company has entered into purchase agreements which contain provisions for additional payments should the acquired company meet certain operating results. Neither the escrow agreements nor the contingent consideration are material to the financial statements or operations of the Company.

Goodwill balances by segment are as follows for 2004 and 2003, respectively.

(in millions)	Consolidated	Title Insurance	Lender Services	Financial Services	Corporate and Other
Balance as of December 31, 2003	$ 426.7	$ 220.8	$ 189.8	$ 5.3	$ 10.8
Goodwill acquired	141.8	86.0	44.6	0.7	10.5
Balance as of December 31, 2004	**$568.5**	**$306.8**	**$234.4**	**$6.0**	**$21.3**

17. Variable Interest Entities

In January 2003, FASB issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (the "Interpretation"). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Consistent with FASB Staff Position, FIN 46-6, *Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,* the Company implemented FIN 46 in the fourth quarter of 2003 related to its ownership interests in entities entered into prior to February 1, 2003, and in the second quarter of 2003 for entities entered into subsequent to February 1, 2003. The impact of implementation was not material to the Company.

The Company, in the course of its normal day-to-day business, enters into joint ventures and partnerships related to its title operations and title plants. These entities are immaterial to its financial position and results of operations individually and in the aggregate. At December 31, 2004, the Company had no material exposure to loss associated with Variable Interest Entities to which it is a party.

18. Impairment and Exit and Termination Charges

As part of its review process of reviewing long-lived assets, during 2004 and at December 31, 2003 the Company identified 17 and 21 title plants, respectively, in the Title

Insurance segment with an aggregate book value of $5.0 million and $4.9 million, respectively, that will not continue to be used or maintained. Accordingly, the Company recorded impairment losses of $5.0 million and $4.9 million, respectively, which is reflected in "Write-off of title plants" in the Consolidated Statements of Operations.

During 2004, the Company announced a facility consolidation and rationalization plan to reduce expenses as a result of a change in the business environment. As a result, the Company closed 61 facilities. In connection with these programs, the Company incurred $6.5 million of exit costs, net of a $0.2 reduction in the fourth quarter, of which $0.04 million was related to Credit Services with the remaining balance attributable to Title Operations. These costs were comprised of $4.9 million related to lease termination, $1.2 million of severance and $0.4 million of other miscellaneous exit costs. Of the $6.5 million in accruals, $5.0 million had been paid prior to year end leaving $1.5 million to be substantially paid prior to 2007.

In the fourth quarter of 2003, the Company identified two opportunities to rationalize and consolidate facilities in the Title Insurance segment. In connection with these programs, the Company incurred $0.8 million of exit costs. These costs were comprised of $0.7 million related to lease termination and $0.1 million of other miscellaneous exit costs. Of the $0.8 million in original accruals, all was paid in 2004.

In the first quarter of 2002, the Company recorded $3.2 million of exit and termination costs related to the closing of certain offices and reduction in workforce of its real estate appraisal operations. On June 1, 2002, the Company entered into a joint venture agreement with The First American Corporation to combine real estate appraisal operations. Under the terms of the agreement, the Company contributed its former Primis residential appraisal production division, which it acquired in 2000, to First American's eAppraiseIT subsidiary. In connection with the transaction, the Company exited the residential appraisal production business, which had been unprofitable, and recorded a second quarter charge of $14.1 million for exit, termination and other costs. This amount was comprised of $4.6 million related to lease termination costs, $2.2 related to employee severance costs and $7.3 million related to the write down to estimated net realizable value of assets determined not to be redeployable and other miscellaneous exit costs. The original amount accrued was reduced $4.0 million in the fourth quarter of 2002 and $0.5 million during 2003. These reductions were a result of the favorable settlement of real estate, rental and other obligations. Of the remaining accrual, $11.5 million had been paid as of December 31, 2004, leaving $1.3 million, which the Company expects to be substantially paid by December 31, 2006.

19. Unaudited Quarterly Financial Data

Selected quarterly financial information follows:

(dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Operating revenue	**$759.9**	**$903.8**	**$858.2**	**$922.6**
Net investment income	**19.6**	**18.2**	**18.4**	**21.4**
Income before income taxes	**32.4**	**94.7**	**52.3**	**46.7**
Net income	**20.9**	**61.5**	**33.5**	**30.4**[1]
Net income per common share	**$ 1.12**	**$ 3.35**	**$ 1.90**	**$ 1.72**
Net income per common share – assuming dilution	**$ 1.11**	**$ 3.32**	**$ 1.88**	**$ 1.70**
2003				
Operating revenue	$ 696.4	$ 834.3	$ 890.3	$ 924.4
Net investment income	15.6	14.0	16.5	14.5
Income before income taxes	64.6	96.1	98.0	38.2
Net income	42.0	62.0	63.4	24.7[1]
Net income per common share	$ 2.30	$ 3.38	$ 3.44	$ 1.33
Net income per common share – assuming dilution	$ 2.28	$ 3.33	$ 3.40	$ 1.32

(1) In 2004, the Company incurred $5.0 million, or $3.3 million net of taxes, in title plant impairments and $6.5 million, or $4.3 million net of taxes, related to office rationalization. In 2003, the Company recorded exit and termination costs of $0.3 million, or, $0.2 million net of taxes, related to facility rationalization programs with an office related to reduction in the Primis accruals established in 2002 and $4.9 million, or $3.2 million net of taxes, in title plant impairments.

20. Segment Information

The Company, through its subsidiaries, is engaged in the business of providing title insurance as well as a broad array of real estate transaction-related services. The Company has three reporting segments that fall within three primary business segments, Title Insurance, Lender Services and Financial Services. The remaining immaterial reportable segments have been combined into a group called Corporate and Other.

Title Insurance includes residential and commercial title insurance policies, escrow and closing services, commercial real estate services, and other real estate transaction management services.

Lender Services provides services consisting primarily of real estate tax processing, flood zone certifications, mortgage loan subservicing, consumer mortgage credit reporting and default management services.

Financial Services includes Orange County Bancorp and its wholly-owned subsidiary, Centennial Bank ("Centennial"), a California industrial bank that the Company acquired in November 2003. This business was included in Corporate and Other in 2003; prior year amounts have been restated to conform to current year presentation.

Corporate and Other includes Buyers Home Warranty, a residential home warranty company acquired in August 2004, residential inspection and commercial appraisals and assessments, as well as the unallocated portion of the corporate expenses related to the Company's corporate offices in Richmond, Virginia and unallocated interest expense.

The Company provides its title services through direct operations and agents throughout the United States. It also offers title insurance in Mexico, Europe, Canada, the Caribbean and Latin America. The international operations account for less than 1 percent of the Company's income before income taxes. Tax-related services are offered nationwide. Appraisal services are provided in 40 states.

Selected financial information about the Company's operations by segment for each of the three past years is as follows:

(in millions)	Title Insurance	Lender Services	Financial Services	Corporate and Other	Total
2004					
Operating revenues	**$3,235.6**	**$149.6**	**$ 0.7**	**$ 58.6**	**$3,444.5**
Personnel cost	**837.1**	**65.2**	**2.2**	**66.5**	**971.0**
Depreciation	**18.7**	**3.4**	**0.1**	**3.7**	**25.9**
Amortization	**8.4**	**13.4**	**0.2**	**2.6**	**24.6**
Income before taxes	**306.5**	**2.0**	**9.7**	**(92.1)**	**226.1**
Assets	**2,111.9**	**500.7**	**476.1**	**201.3**	**3,290.0**
Investment in affiliates	**23.7**	**0.7**	**—**	**18.7**	**43.1**
Capital expenditures	**23.6**	**4.7**	**0.1**	**2.6**	**31.0**
2003					
Operating revenues	$ 3,259.8	$ 49.0	$ 0.1	$ 36.5	$ 3,345.4
Personnel cost	786.8	22.6	0.2	49.5	859.1
Depreciation	14.6	1.3	—	3.0	18.9
Amortization	5.4	3.5	—	(2.0)	6.9
Income before taxes	371.6	(0.4)	0.7	(75.0)	296.9
Assets	1,881.0	443.5	288.5	108.6	2,721.6
Investment in affiliates	11.5	1.0	—	10.9	23.4
Capital expenditures	30.5	1.1	—	2.0	33.6
2002					
Operating revenues	$ 2,499.5	$ 1.9	$ —	$ 32.2	$ 2,533.6
Personnel cost	643.9	1.4	—	46.0	691.3
Depreciation	13.1	0.1	—	4.2	17.4
Amortization	0.7	—	—	(0.3)	0.4
Income before taxes	300.6	(0.2)	—	(70.6)	229.8
Assets	1,744.7	0.3	—	165.8	1,910.8
Investment in affiliates	8.5	0.1	—	5.9	14.5
Capital expenditures	13.7	—	—	2.1	15.8

21. Subsequent Events

On February 15, 2005, the Company made an irrevocable election to satisfy in cash 100 percent of the principal amount of the 2003 debentures converted after that date. (See also Notes 7 and 14).

LANDAMERICA SENIOR OFFICERS

SHARED RESOURCES

Theodore L. Chandler, Jr.
President and Chief Executive Officer

G. William Evans
Chief Financial Officer

Michelle H. Gluck
Executive Vice President —
General Counsel and Corporate Secretary

Paul M. Bedell
Executive Vice President — Sales

Ross W. Dorneman
Executive Vice President — Human Resources

Melissa A. Hill
Executive Vice President — Production Resources

William C. Thornton, Jr.
Executive Vice President — Marketing Resources

Jeffrey D. Vaughan
Executive Vice President — Market Development

Donald C. Weigel, Jr.
Executive Vice President — Strategy Integration

Wm. Chadwick Perrine
Senior Vice President —
Chief Ethics Officer and Assistant Secretary

Ronald B. Ramos
Senior Vice President — Treasurer

Robert W. Sullivan*
Senior Vice President —
Investor Relations and Capital Markets

Christine R. Vlahcevic
Senior Vice President — Corporate Controller

David L. Walsh
Senior Vice President — General Auditor

Holly H. Wenger
Senior Vice President — Associate General Counsel

TRANSACTION SERVICES – CHANNELS

Kenneth Astheimer
Executive Vice President — Agency Services

Glyn J. Nelson
Executive Vice President — Direct Services

Jeffrey C. Selby
Executive Vice President — Commercial Services

Albert V. Will*
Executive Vice President — Lender Services

TRANSACTION SERVICES – REGIONS

Lloyd R. Draper
Executive Vice President — Southwest Regional Leader

Margaret M. Foster
Executive Vice President — West Regional Leader

David W. Koshork
Executive Vice President — Northwest Regional Leader

John M. Obzud
Executive Vice President — Southeast Regional Leader

Gary L. Opper
Executive Vice President — Midwest Regional Leader

James E. Sindoni
Executive Vice President — Northeast Regional Leader

* *Newly Appointed*

CORPORATE INFORMATION

CORPORATE OFFICE

LandAmerica Financial Group, Inc.
101 Gateway Centre Parkway
Richmond, Virginia 23235
804-267-8703

WEB SITE

http://www.landam.com

INDEPENDENT AUDITORS

Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

TRANSFER AGENT

EquiServe Trust Company, N.A.
P. O. Box 43010
Providence, Rhode Island 02940-3010
800-633-4236

COUNSEL

Williams Mullen
Two James Center
1021 East Cary Street
Richmond, Virginia 23219

SHAREHOLDER INFORMATION

Investor Contact
Robert W. Sullivan, *Senior Vice President – Investor Relations and Capital Markets*

NEW YORK STOCK EXCHANGE SYMBOL: LFG

THE ANNUAL SHAREHOLDERS' MEETING

LandAmerica 2005 annual shareholders' meeting will be held at 9:00 a.m., Tuesday, May 17, at The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia 23219.

CORPORATE GOVERNANCE

The Company has filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2004. In addition, the Company's Chief Executive Officer annually certifies to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange's corporate governance listing standards. This certification was submitted, without qualification, as required after the 2004 annual meeting of the shareholders.

ADDITIONAL INFORMATION

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available from LandAmerica Investor Relations.

Board of Directors



Center row, left to right: Charles H. Foster, Jr., Janet A. Alpert, Theodore L. Chandler, Jr.
Front row, left to right: Thomas G. Snead, Jr., Marshall B. Wishnack, Eugene P. Trani, Robert T. Skunda
Back row, left to right: Michael Dinkins, Robert F. Norfleet, Jr., John P. McCann, Julious P. Smith, Jr.

Janet A. Alpert (58)
Vice-Chair
LandAmerica Financial Group, Inc.

Theodore L. Chandler, Jr. (52)
President and Chief Executive Officer
LandAmerica Financial Group, Inc.

Michael Dinkins (51) 1,2
Vice President and Chief Financial Officer
Worldwide Customer Services Operation
NCR Corporation

Charles H. Foster, Jr. (62)
Chairman
LandAmerica Financial Group, Inc.

John P. McCann (60) 2
Executive Director
New Town Associates, LLC

Robert F. Norfleet, Jr. (65) 1,3
Retired Executive Vice President and
Senior Credit Officer
Crestar Bank (now SunTrust)

Robert T. Skunda (58) 1,3
President and Chief Executive Officer
Virginia Bio-Technology Research Park

Julious P. Smith, Jr. (62) 2
Chairman and Chief Executive Officer
Williams Mullen

Thomas G. Snead, Jr. (51) 3
President
Anthem Blue Cross and Blue Shield Southeast Division

Eugene P. Trani (65) 1,3
President
Virginia Commonwealth University

Marshall B. Wishnack (58) 2,3
Retired Chairman and Chief Executive Officer
Wheat First Union (now Wachovia Securities)

Committees:
1 Audit
2 Finance
3 Corporate Governance

LandAmerica®

LandAmerica Financial Group, Inc.
Gateway One
101 Gateway Centre Parkway
Richmond, Virginia 23235

www.landam.com

3368-AR-05